UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 3, 2017

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Second Quarter 2017 Report of UBS AG, which appears immediately following this page.

UBS AG

Second quarter 2017  report

3	Introduction

1.	Risk and capital management
8	Risk management and control
9	Capital management

2.	Consolidated financial statements
15	UBS AG interim consolidated financial statements (unaudited)

3.	UBS AG standalone financial information
65	UBS AG standalone financial information

Appendix
68	Cautionary statement

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Corporate calendar UBS AG

Publication of the third quarter 2017 report:      Wednesday, 1 November 2017

Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at  www.ubs.com/investors

Imprint

Publisher: UBS AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Second quarter 2017  report

UBS AG consolidated key figures1

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.17	31.3.17	31.12.16	30.6.16	30.6.17	30.6.16

Results
Operating income	7,398	7,560	7,118	7,399	14,958	14,254
Operating expenses	5,957	5,919	6,373	5,942	11,876	11,818
Operating profit / (loss) before tax	1,441	1,641	745	1,457	3,082	2,436
Net profit / (loss) attributable to shareholders	1,123	1,231	638	1,009	2,354	1,723

Key performance indicators²
Profitability
Return on tangible equity (%)	10.0	10.8	5.6	8.6	10.4	7.3
Cost / income ratio (%)	80.0	78.3	89.2	80.2	79.2	82.9
Growth
Net profit growth (%)	11.3	72.7	(32.8)	(14.3)	36.6	(46.2)
Net new money growth for combined wealth management businesses (%)	1.4	3.9	(1.1)	1.7	2.7	3.8
Resources
Common equity tier 1 capital ratio (fully applied, %)³	13.8	14.9	14.5	15.0	13.8	15.0
Going concern leverage ratio (fully applied, %)⁴	4.2	4.2	4.2		4.2

Additional information
Profitability
Return on equity (%)	8.7	9.3	4.8	7.4	9.0	6.3
Return on risk-weighted assets, gross (%)⁵	13.0	13.6	13.0	13.8	13.3	13.4
Return on leverage ratio denominator, gross (%)⁵	3.4	3.4	3.3	3.3	3.4	3.2
Resources
Total assets	891,763	910,924	935,353	990,135	891,763	990,135
Equity attributable to shareholders	51,735	51,990	53,662	53,353	51,735	53,353
Common equity tier 1 capital (fully applied)³	32,558	33,137	32,447	32,184	32,558	32,184
Common equity tier 1 capital (phase-in)³	35,887	36,629	39,474	38,913	35,887	38,913
Risk-weighted assets (fully applied)³	236,552	222,207	223,232	214,210	236,552	214,210
Common equity tier 1 capital ratio (phase-in, %)³	15.1	16.4	17.5	17.9	15.1	17.9
Going concern capital ratio (fully applied, %)⁴	15.3	16.6	16.3		15.3
Going concern capital ratio (phase-in, %)⁴	19.5	21.2	22.6		19.5
Gone concern loss-absorbing capacity ratio (fully applied, %)⁴	14.4	15.4	13.3		14.4
Leverage ratio denominator (fully applied)³	861,919	882,670	870,942	899,075	861,919	899,075
Common equity tier 1 leverage ratio (fully applied, %)³	3.8	3.8	3.7	3.6	3.8	3.6
Going concern leverage ratio (phase-in, %)⁴	5.4	5.4	5.8		5.4
Gone concern leverage ratio (fully applied, %)⁴	3.9	3.9	3.4		3.9
Other
Invested assets (CHF billion)⁶	2,922	2,934	2,821	2,677	2,922	2,677
Personnel (full-time equivalents)⁷	48,476	55,972	56,208	57,387	48,476	57,387

1 Refer to the "Introduction" section of this report and the “Recent developments” section of the UBS Group second quarter 2017 report for information on the transfer of shared service functions in Switzerland from UBS AG to UBS Business Solutions AG, effective 1 April 2017. This transfer resulted in a decrease in net profit for UBS AG consolidated of approximately CHF 50 million. In addition, the transfer resulted in the derecognition of CHF 706 million of assets and CHF 259 million of liabilities, the granting of a loan of CHF 140 million and a reduction in share premium within equity attributable to shareholders of CHF 307 million.    2 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    3 Refer to the “Capital management” section of the UBS Group second quarter 2017 report for more information.    4 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the “Capital management” section of the UBS Group second quarter 2017 report for more information.    5 Based on fully applied risk-weighted assets and leverage ratio denominator.    6 Includes invested assets for Personal & Corporate Banking.    7 As of 30 June 2017, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,546; Wealth Management Americas: 13,496; Personal & Corporate Banking: 5,013; Asset Management: 2,290; Investment Bank: 4,596; Corporate Center – Services: 13,338; Corporate Center – Group ALM: 141; Corporate Center – Non-core and Legacy Portfolio: 57.

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent company of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. 100% of UBS AG’s issued shares are held by UBS Group AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements as well as standalone financial information for UBS AG for the quarter ended 30 June 2017.

Regulatory information for UBS AG standalone is available in the UBS Group AG and significant regulated subsidiaries and sub-groups second quarter 2017 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

→   Refer to the UBS Group second quarter 2017 report under “Quarterly reporting” at www.ubs.com/investors  for more information

Transfer of shared services functions to UBS Business Solutions AG

In the second quarter of 2017, UBS transferred shared services functions in Switzerland from UBS AG to UBS Business Solutions AG, UBS's Group service company and a wholly owned subsidiary of UBS Group AG. Following the transfer, UBS Business Solutions AG charges other legal entities within the Group for services provided, including a markup on costs incurred. For more information on the effect of the transfer on the UBS AG consolidated and standalone financial statements, refer to “Note 15 Changes in organization and disposals” in the “Consolidated financial statements” section and to the “UBS AG standalone financial information” section of this report, respectively.

The effect of the transfer on the risk-weighted assets and leverage ratio denominator of UBS AG consolidated and UBS AG standalone was not material.

→   Refer to the “Recent developments” section of the UBS Group second quarter 2017 report for more information

Comparison UBS Group AG consolidated vs UBS AG consolidated

The table on the following pages contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied going concern capital of UBS AG consolidated was lower than fully applied going concern capital of UBS Group AG consolidated as of 30 June 2017, reflecting lower additional tier 1 (AT1) capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments that are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan awards granted for the performance years 2014, 2015 and 2016.

→   Refer to the “Capital management” section of this report for more information on differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Introduction

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.6.17
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,269	7,398	(129)
Operating expenses	5,767	5,957	(190)
Operating profit / (loss) before tax	1,502	1,441	61
of which: Wealth Management	582	580	2
of which: Wealth Management Americas	297	289	8
of which: Personal & Corporate Banking	356	356	0
of which: Asset Management	110	110	0
of which: Investment Bank	451	441	10
of which: Corporate Center	(294)	(334)	40
of which: Services	(137)	(182)	45
of which: Group ALM	(104)	(99)	(5)
of which: Non-core and Legacy Portfolio	(53)	(53)	0
Net profit / (loss)	1,175	1,124	51
of which: net profit / (loss) attributable to shareholders	1,174	1,123	51
of which: net profit / (loss) attributable to preferred noteholders		0	0
of which: net profit / (loss) attributable to non-controlling interests	1	1	0

Statement of comprehensive income
Other comprehensive income	(1,072)	(1,064)	(8)
of which: attributable to shareholders	(1,086)	(1,077)	(9)
of which: attributable to preferred noteholders		16	(16)
of which: attributable to non-controlling interests	14	(2)	16
Total comprehensive income	103	60	43
of which: attributable to shareholders	89	46	43
of which: attributable to preferred noteholders		16	(16)
of which: attributable to non-controlling interests	14	(2)	16

Balance sheet
Total assets	890,831	891,763	(932)
Total liabilities	838,394	839,335	(941)
Total equity	52,437	52,428	9
of which: equity attributable to shareholders	51,744	51,735	9
of which: equity attributable to preferred noteholders		657	(657)
of which: equity attributable to non-controlling interests	693	37	656

Capital information
Common equity tier 1 capital (fully applied)	31,887	32,558	(671)
Common equity tier 1 capital (phase-in)	35,243	35,887	(644)
Going concern capital (fully applied)	40,668	36,200	4,468
Going concern capital (phase-in)	51,700	46,350	5,350
Risk-weighted assets (fully applied)	236,697	236,552	145
Common equity tier 1 capital ratio (fully applied, %)	13.5	13.8	(0.3)
Common equity tier 1 capital ratio (phase-in, %)	14.8	15.1	(0.3)
Going concern capital ratio (fully applied, %)	17.2	15.3	1.9
Going concern capital ratio (phase-in, %)	21.7	19.5	2.2
Gone concern loss-absorbing capacity ratio (fully applied, %)	14.0	14.4	(0.4)
Leverage ratio denominator (fully applied)	860,879	861,919	(1,040)
Common equity tier 1 leverage ratio (fully applied, %)	3.7	3.8	(0.1)
Going concern leverage ratio (fully applied, %)	4.7	4.2	0.5
Going concern leverage ratio (phase-in, %)	6.0	5.4	0.6
Gone concern leverage ratio (fully applied, %)	3.9	3.9	0.0

As of or for the quarter ended 31.3.17			As of or for the quarter ended 31.12.16
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,532	7,560	(28)	7,055	7,118	(63)
5,842	5,919	(77)	6,308	6,373	(65)
1,690	1,641	49	746	745	1
639	630	9	368	368	0
301	286	15	339	338	1
418	418	0	374	375	(1)
103	103	0	144	144	0
480	443	37	306	304	2
(251)	(239)	(12)	(784)	(783)	(1)
(222)	(222)	0	(315)	(307)	(8)
63	76	(13)	(144)	(150)	6
(93)	(93)	0	(325)	(326)	1
1,315	1,277	38	637	639	(2)
1,269	1,231	38	636	638	(2)
	46	(46)		0	0
47	1	46	1	1	0

(649)	(651)	2	(566)	(566)	0
(649)	(652)	3	(553)	(553)	0
	(2)	2		(12)	12
0	2	(2)	(13)	(1)	(12)
666	626	40	71	73	(2)
620	579	41	83	85	(2)
	44	(44)		(12)	12
47	2	45	(12)	0	(12)

909,608	910,924	(1,316)	935,016	935,353	(337)
855,268	858,255	(2,987)	880,714	881,009	(295)
54,340	52,669	1,671	54,302	54,343	(41)
53,661	51,990	1,671	53,621	53,662	(41)
	641	(641)		642	(642)
679	38	641	682	40	642

31,311	33,137	(1,826)	30,693	32,447	(1,754)
34,841	36,629	(1,788)	37,788	39,474	(1,686)
40,317	36,919	3,398	39,844	36,294	3,550
51,658	47,344	4,314	55,593	51,084	4,509
221,785	222,207	(422)	222,677	223,232	(555)
14.1	14.9	(0.8)	13.8	14.5	(0.7)
15.6	16.4	(0.8)	16.8	17.5	(0.7)
18.2	16.6	1.6	17.9	16.3	1.6
23.2	21.2	2.0	24.7	22.6	2.1
15.0	15.4	(0.4)	13.2	13.3	(0.1)
881,183	882,670	(1,487)	870,470	870,942	(472)
3.6	3.8	(0.2)	3.5	3.7	(0.2)
4.6	4.2	0.4	4.6	4.2	0.4
5.8	5.4	0.4	6.4	5.8	0.6
3.8	3.9	(0.1)	3.4	3.4	0.0

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and risk information provided in the UBS Group second quarter 2017 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG consolidated as of 30 June 2017 was CHF 2.1 billion or 0.4% higher than the exposure of UBS Group, compared with CHF 1.6 billion or 0.3% as of 31 March 2017.

→   Refer to the “Risk management and control” section of the UBS Group second quarter 2017 report for more information

Capital management

Swiss SRB requirements and information

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group AG and UBS AG are required to comply, on a consolidated basis, with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of our Annual Report 2016, available under “Annual reporting” at www.ubs.com/investors.

Information in accordance with the Bank for International Settlements framework together with capital and other regulatory information for UBS AG standalone is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups second quarter 2017 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 June 2017.

Swiss SRB going and gone concern requirements and information¹
As of 30.6.17	Swiss SRB, including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.21	21,893	2.60	22,464	10.21	24,161	3.50	30,167
of which: minimum capital	5.80	13,782	2.10	18,144	4.50	10,645	1.50	12,929
of which: buffer capital	3.20	7,604	0.50	4,320	5.50	13,010	2.00	17,238
of which: countercyclical buffer²	0.21	508			0.21	506
Maximum additional tier 1 capital	3.00	7,128	0.90	7,776	4.30	10,172	1.50	12,929
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.20	5,227	0.90	7,776	3.50	8,279	1.50	12,929
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	1,901			0.80	1,892
Total going concern capital	12.21	29,021	3.50	30,240	14.51³	34,332	5.00³	43,096
Base gone concern loss-absorbing capacity, including applicable add-ons	6.20⁴	14,732	2.00⁴	17,280	14.30³	33,827	5.00³	43,096
Total gone concern loss-absorbing capacity	6.20	14,732	2.00	17,280	14.30	33,827	5.00	43,096
Total loss-absorbing capacity	18.41	43,753	5.50	47,519	28.81	68,159	10.00	86,192

Eligible loss-absorbing capacity
Common equity tier 1 capital	15.10	35,887	4.15	35,887	13.76	32,558	3.78	32,558
High-trigger loss-absorbing additional tier 1 capital⁵˒⁶	4.40	10,463	1.21	10,463	1.54	3,642	0.42	3,642
of which: high-trigger loss-absorbing additional tier 1 capital	1.00	2,383	0.28	2,383	1.54	3,642	0.42	3,642
of which: low-trigger loss-absorbing tier 2 capital	3.40	8,080	0.94	8,080
Total going concern capital	19.51	46,350	5.36	46,350	15.30	36,200	4.20	36,200
Gone concern loss-absorbing capacity	10.92	25,943	3.00	25,943	14.38	34,022	3.95	34,022
of which: TLAC-eligible senior unsecured debt	9.90	23,521	2.72	23,521	9.94	23,521	2.73	23,521
Total gone concern loss-absorbing capacity	10.92	25,943	3.00	25,943	14.38	34,022	3.95	34,022
Total loss-absorbing capacity	30.42	72,292	8.37	72,292	29.69	70,223	8.15	70,223

1 This table does not include the effect of any gone concern requirement rebate.    2 Going concern capital ratio requirements as of 30 June 2017 include countercyclical buffer requirements of 0.21% for the phase-in and fully applied requirement.    3 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD).    4 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD.    5 High-trigger loss-absorbing additional tier 1 capital was partly offset by required deductions for goodwill on a phase-in basis.    6 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. As of 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Capital management

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	30.6.17	31.3.17	31.12.16	30.6.17	31.3.17	31.12.16

Going concern capital
Common equity tier 1 capital	35,887	36,629	39,474	32,558	33,137	32,447
High-trigger loss-absorbing additional tier 1 capital	2,383¹	2,477¹	1,208¹	3,642	3,781	3,848
Total loss-absorbing additional tier 1 capital	2,383	2,477	1,208	3,642	3,781	3,848
Total tier 1 capital	38,270	39,106	40,682	36,200	36,919	36,294
Low-trigger loss-absorbing tier 2 capital	8,080	8,238	10,402
Total tier 2 capital	8,080	8,238	10,402
Total going concern capital	46,350	47,344	51,084	36,200	36,919	36,294

Gone concern loss-absorbing capacity
Low-trigger loss-absorbing additional tier 1 capital²	1,095	1,069	1,071	1,095	1,069	1,071
Non-Basel III-compliant tier 1 capital³	657	641	642	657	641	642
Total tier 1 capital	1,752	1,709	1,713	1,752	1,709	1,713
Low-trigger loss-absorbing tier 2 capital				8,080	8,238	10,402
Non-Basel III-compliant tier 2 capital³	669	688	698	669	688	698
Total tier 2 capital	669	688	698	8,749	8,926	11,100
TLAC-eligible senior unsecured debt	23,521	23,531	16,960	23,521	23,531	16,960
Total gone concern loss-absorbing capacity	25,943	25,928	19,372	34,022	34,167	29,774

Total loss-absorbing capacity
Total loss-absorbing capacity	72,292	73,273	70,456	70,223	71,085	66,068

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	237,612	223,471	225,743	236,552	222,207	223,232
Leverage ratio denominator	863,988	884,857	875,325	861,919	882,670	870,942

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.5	21.2	22.6	15.3	16.6	16.3
of which: common equity tier 1 capital ratio	15.1	16.4	17.5	13.8	14.9	14.5
Gone concern loss-absorbing capacity ratio	10.9	11.6	8.6	14.4	15.4	13.3
Total loss-absorbing capacity ratio	30.4	32.8	31.2	29.7	32.0	29.6

Leverage ratios (%)
Going concern leverage ratio	5.4	5.4	5.8	4.2	4.2	4.2
of which: common equity tier 1 leverage ratio	4.2	4.1	4.5	3.8	3.8	3.7
Gone concern leverage ratio	3.0	2.9	2.2	3.9	3.9	3.4
Total loss-absorbing capacity leverage ratio	8.4	8.3	8.0	8.1	8.1	7.6

1 High-trigger loss-absorbing additional tier 1 capital (30 June 2017: CHF 3,642 million; 31 March 2017: CHF 3,781 million; 31 December 2016: CHF 3,848 million) was partly offset by required deductions for goodwill (30 June 2017: CHF 1,260 million; 31 March 2017: CHF 1,304 million; 31 December 2016: CHF 2,639 million).    2 The relevant capital instrument was issued after the new Swiss SRB framework had been implemented and therefore qualifies as gone concern loss-absorbing capacity.    3 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity date are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 30.6.17	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences

Going concern capital
Common equity tier 1 capital	35,243	35,887	(644)	31,887	32,558	(671)
High-trigger loss-absorbing additional tier 1 capital	6,485	2,383¹	4,102	6,485	3,642	2,843
Low-trigger loss-absorbing additional tier 1 capital	1,035²		1,035	2,295		2,295
Total loss-absorbing additional tier 1 capital	7,521	2,383	5,138	8,780	3,642	5,138
Total tier 1 capital	42,764	38,270	4,494	40,668	36,200	4,468
High-trigger loss-absorbing tier 2 capital	856		856
Low-trigger loss-absorbing tier 2 capital	8,080	8,080	0
Total tier 2 capital	8,936	8,080	856
Total going concern capital	51,700	46,350	5,350	40,668	36,200	4,468

Gone concern loss-absorbing capacity
Low-trigger loss-absorbing additional tier 1 capital		1,095³	(1,095)		1,095³	(1,095)
Non-Basel III-compliant tier 1 capital	657	657	0	657	657	0
Total tier 1 capital	657	1,752	(1,095)	657	1,752	(1,095)
High-trigger loss-absorbing tier 2 capital				224		224
Low-trigger loss-absorbing tier 2 capital				8,080	8,080	0
Non-Basel III-compliant tier 2 capital	669	669	0	669	669	0
Total tier 2 capital	669	669	0	8,973	8,749	224
TLAC-eligible senior unsecured debt	23,521	23,521	0	23,521	23,521	0
Total gone concern loss-absorbing capacity	24,847	25,943	(1,096)	33,151	34,022	(871)

Total loss-absorbing capacity
Total loss-absorbing capacity	76,547	72,292	4,255	73,819	70,223	3,596

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	237,818	237,612	206	236,697	236,552	145
Leverage ratio denominator	862,975	863,988	(1,013)	860,879	861,919	(1,040)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	21.7	19.5	2.2	17.2	15.3	1.9
of which: common equity tier 1 capital ratio	14.8	15.1	(0.3)	13.5	13.8	(0.3)
Gone concern loss-absorbing capacity ratio	10.4	10.9	(0.5)	14.0	14.4	(0.4)
Total loss-absorbing capacity ratio	32.2	30.4	1.8	31.2	29.7	1.5

Leverage ratios (%)
Going concern leverage ratio	6.0	5.4	0.6	4.7	4.2	0.5
of which: common equity tier 1 leverage ratio	4.1	4.2	(0.1)	3.7	3.8	(0.1)
Gone concern leverage ratio	2.9	3.0	(0.1)	3.9	3.9	0.0
Total loss-absorbing capacity leverage ratio	8.9	8.4	0.5	8.6	8.1	0.5

1 High-trigger loss-absorbing AT1 capital of CHF 3,642 million was partly offset by required deductions for goodwill of CHF 1,260 million.    2 Low-trigger loss-absorbing AT1 capital of CHF 2,295 million was partly offset by required deductions for goodwill of CHF 1,260 million.    3 The relevant capital instrument was issued after the new Swiss SRB framework had been implemented and therefore qualifies as gone concern loss-absorbing capacity.

Capital management

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.6.17	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS equity	52,437	52,428	9	52,437	52,428	9
Equity attributable to preferred noteholders and non-controlling interests	(693)	(693)	0	(693)	(693)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,566)	(6,566)	0	(8,207)	(8,205)	(2)
Deferred tax assets on temporary differences, excess over threshold	(658)	(561)	(97)	(1,112)	(991)	(121)
Goodwill, net of tax	(5,039)	(5,039)	0	(6,298)	(6,298)	0
Intangible assets, net of tax	(199)	(199)	0	(199)	(199)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(739)	(739)	0	(739)	(739)	0
Compensation-related components (not recognized in net profit)	(1,401)		(1,401)	(1,401)		(1,401)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	58	58	0	58	58	0
Unrealized gains related to financial assets available for sale, net of tax	(175)	(175)	0	(175)	(175)	0
Prudential valuation adjustments	(69)	(69)	0	(69)	(69)	0
Consolidation scope	(53)	(53)	0	(53)	(53)	0
Expected losses on advanced internal ratings-based portfolio less general provisions	(511)	(511)	0	(511)	(511)	0
Other¹	(1,149)	(1,993)	844	(1,149)	(1,993)	844
Total common equity tier 1 capital	35,243	35,887	(644)	31,887	32,558	(671)
1 Includes accruals for dividends to shareholders and other items.

As of 30 June 2017, fully applied going concern capital of UBS AG consolidated was CHF 4.5 billion lower than for UBS Group AG consolidated, reflecting CHF 5.1 billion lower loss-absorbing additional tier 1 (AT1) capital, partly offset by CHF 0.7 billion higher common equity tier 1 (CET1) capital. The fully applied gone concern loss-absorbing capacity was CHF 0.9 billion higher, due to CHF 1.1 billion higher low-trigger loss-absorbing AT1 capital, partly offset by CHF 0.2 billion lower high-trigger loss-absorbing tier 2 capital.

The difference of CHF 0.7 billion in fully applied CET1 capital was primarily due to compensation-related capital components, related regulatory capital accruals, liabilities and capital instruments that are reflected at the UBS Group AG level.

The difference of CHF 5.1 billion in going concern loss-absorbing AT1 capital on a fully applied basis relates to loss-absorbing AT1 capital instruments issued at the UBS Group AG level, as well as high-trigger loss-absorbing Deferred Contingent Capital Plan (DCCP) awards granted to eligible employees for the performance years 2014, 2015 and 2016.

The difference of CHF 1.1 billion in gone concern low-trigger AT1 capital relates to a capital instrument that was issued by UBS AG after the new Swiss SRB framework had been implemented and is therefore not recognized within going concern capital but qualifies as gone concern loss-absorbing capacity. Issuances of low-trigger AT1 capital from UBS Group AG were all made prior to implementation of the new Swiss SRB framework and therefore qualify as going concern capital.

The difference of CHF 0.2 billion in fully applied gone concern tier 2 capital relates to high-trigger loss-absorbing capital instruments, in the form of 2012 and 2013 DCCP awards, held at UBS Group AG level.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 30 June 2017, the going concern leverage ratio of UBS AG consolidated was 0.5 percentage points lower than that of UBS Group AG consolidated on a fully applied basis, mainly as the going concern capital of UBS AG consolidated was CHF 4.5 billion lower.

→   Refer to the “Capital management” section of the UBS Group second quarter 2017 report under “Quarterly reporting” at www.ubs.com/investors for information on the developments of loss-absorbing capacity, risk-weighted assets and leverage ratio denominator for UBS Group AG consolidated

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

15	Income statement
16	Statement of comprehensive income
18	Balance sheet
20	Statement of changes in equity
22	Statement of cash flows

24	1 Basis of accounting
25	2 Segment reporting
26	3 Net fee and commission income
26	4 Other income
26	5 Personnel expenses
27	6 General and administrative expenses
27	7 Income taxes
27	8 Fair value measurement
37	9 Derivative instruments
38	10 Other assets and liabilities
39	11 Financial liabilities designated at fair value
39	12 Debt issued held at amortized cost
40	13 Provisions and contingent liabilities
50	14 Guarantees, commitments and forward starting transactions
51	15 Changes in organization and disposals
52	16 Currency translation rates
53	17 Supplemental guarantor information required under SEC regulations

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million	Note	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Interest income		3,590	3,392	3,548	6	1	6,982	6,953
Interest expense		(2,186)	(1,704)	(2,390)	28	(9)	(3,890)	(4,088)
Net interest income		1,404	1,688	1,157	(17)	21	3,092	2,866
Credit loss (expense) / recovery		(46)	0	(7)		557	(46)	(9)
Net interest income after credit loss expense		1,358	1,688	1,151	(20)	18	3,046	2,857
Net fee and commission income	3	4,296	4,371	4,087	(2)	5	8,667	8,208
Net trading income		1,459	1,441	1,891	1	(23)	2,900	2,902
Other income	4	285	60	270	375	6	345	288
Total operating income		7,398	7,560	7,399	(2)	0	14,958	14,254
Personnel expenses	5	3,611	4,044	3,953	(11)	(9)	7,654	7,852
General and administrative expenses	6	2,111	1,601	1,727	32	22	3,712	3,438
Depreciation and impairment of property, equipment and software		220	253	239	(13)	(8)	473	481
Amortization and impairment of intangible assets		16	21	24	(24)	(33)	37	47
Total operating expenses		5,957	5,919	5,942	1	0	11,876	11,818
Operating profit / (loss) before tax		1,441	1,641	1,457	(12)	(1)	3,082	2,436
Tax expense / (benefit)	7	317	364	369	(13)	(14)	681	634
Net profit / (loss)		1,124	1,277	1,088	(12)	3	2,401	1,802
Net profit / (loss) attributable to preferred noteholders		0	46	78	(100)	(100)	46	78
Net profit / (loss) attributable to non-controlling interests		1	1	1	0	0	1	1
Net profit / (loss) attributable to shareholders		1,123	1,231	1,009	(9)	11	2,354	1,723

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16

Comprehensive income attributable to shareholders
Net profit / (loss)	1,123	1,231	1,009	2,354	1,723

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(992)	(373)	311	(1,365)	(642)
Foreign exchange amounts reclassified to the income statement from equity	21	4	26	25	149
Income tax relating to foreign currency translation movements	1	2	(2)	3	3
Subtotal foreign currency translation, net of tax	(969)	(368)	335	(1,337)	(491)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	10	44	116	53	369
Impairment charges reclassified to the income statement from equity	(1)	14	3	13	3
Realized gains reclassified to the income statement from equity	(135)	(8)	(166)	(143)	(255)
Realized losses reclassified to the income statement from equity	5	2	5	7	19
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	6	(8)	3	(2)	(44)
Subtotal financial assets available for sale, net of tax	(115)	43	(39)	(72)	93
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	165	(30)	502	136	1,445
Net (gains) / losses reclassified to the income statement from equity	(211)	(220)	(274)	(431)	(577)
Income tax relating to cash flow hedges	11	52	(47)	63	(174)
Subtotal cash flow hedges, net of tax	(35)	(198)	181	(233)	694
Total other comprehensive income that may be reclassified to the income statement, net of tax	(1,119)	(522)	476	(1,641)	296

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	115	49	(198)	164	(389)
Income tax relating to defined benefit plans	0	2	(4)	2	8
Subtotal defined benefit plans, net of tax	115	51	(202)	166	(381)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(72)	(181)	(173)	(252)	(105)
Income tax relating to own credit on financial liabilities designated at fair value	(1)	0	16	(1)	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(73)	(181)	(157)	(254)	(105)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	42	(129)	(359)	(87)	(486)

Total other comprehensive income	(1,077)	(652)	118	(1,729)	(190)
Total comprehensive income attributable to shareholders	46	579	1,127	625	1,533

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	0	46	78	46	78

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	16	(2)	328	14	279
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	16	(2)	328	14	279
Total other comprehensive income that will not be reclassified to the income statement, net of tax	16	(2)	328	14	279
Total comprehensive income attributable to preferred noteholders	16	44	406	60	357

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	1	1	1	1

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(2)	2	0	(1)	0
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(2)	2	0	(1)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(2)	2	0	(1)	0
Total comprehensive income attributable to non-controlling interests	(2)	2	1	1	1

Total comprehensive income
Net profit / (loss)	1,124	1,277	1,088	2,401	1,802
Other comprehensive income	(1,064)	(651)	446	(1,715)	88
of which: other comprehensive income that may be reclassified to the income statement	(1,119)	(522)	476	(1,641)	296
of which: other comprehensive income that will not be reclassified to the income statement	55	(129)	(30)	(74)	(207)
Total comprehensive income	60	626	1,535	686	1,890

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
					% change from
CHF million	Note	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16

Assets
Cash and balances with central banks		100,071	108,931	107,767	(8)	(7)
Due from banks		14,390	14,191	13,125	1	10
Cash collateral on securities borrowed		15,081	18,512	15,111	(19)	0
Reverse repurchase agreements		75,324	77,004	66,246	(2)	14
Trading portfolio assets	8	107,738	107,345	96,661	0	11
of which: assets pledged as collateral which may be sold or repledged by counterparties		32,679	30,346	30,260	8	8
Positive replacement values	8, 9	121,910	121,549	158,411	0	(23)
Cash collateral receivables on derivative instruments	9	22,687	22,522	26,664	1	(15)
Loans		310,366	310,754	307,004	0	1
Financial assets designated at fair value	8	51,436	48,760	65,024	5	(21)
Financial assets available for sale	8	14,114	16,235	15,676	(13)	(10)
Financial assets held to maturity		8,710	8,962	9,289	(3)	(6)
Investments in associates		972	977	963	(1)	1
Property, equipment and software		7,716	8,327	8,297	(7)	(7)
Goodwill and intangible assets		6,226	6,458	6,556	(4)	(5)
Deferred tax assets		12,303	12,914	13,144	(5)	(6)
Other assets	10	22,717	27,482	25,412	(17)	(11)
Total assets		891,763	910,924	935,353	(2)	(5)

Balance sheet (continued)
					% change from
CHF million	Note	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16

Liabilities
Due to banks		11,598	8,747	10,645	33	9
Cash collateral on securities lent		2,538	3,067	2,818	(17)	(10)
Repurchase agreements		11,286	10,621	6,612	6	71
Trading portfolio liabilities	8	25,321	28,576	22,825	(11)	11
Negative replacement values	8, 9	119,027	119,964	153,810	(1)	(23)
Cash collateral payables on derivative instruments	9	31,520	29,875	35,472	6	(11)
Due to customers		438,309	455,386	450,199	(4)	(3)
Financial liabilities designated at fair value	8, 11	54,215	56,640	55,017	(4)	(1)
Debt issued	12	90,757	83,563	78,998	9	15
Provisions	13	3,167	3,752	4,169	(16)	(24)
Other liabilities	10	51,596	58,064	60,443	(11)	(15)
Total liabilities		839,335	858,255	881,009	(2)	(5)

Equity
Share capital		386	386	386	0	0
Share premium		26,953	27,254	29,505	(1)	(9)
Retained earnings		30,532	29,367	28,265	4	8
Other comprehensive income recognized directly in equity, net of tax		(6,136)	(5,017)	(4,494)	22	37
Equity attributable to shareholders		51,735	51,990	53,662	0	(4)
Equity attributable to preferred noteholders		657	641	642	2	2
Equity attributable to non-controlling interests		37	38	40	(3)	(8)
Total equity		52,428	52,669	54,343	0	(4)
Total liabilities and equity		891,763	910,924	935,353	(2)	(5)

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Retained earnings
Balance as of 1 January 2016	386	29,477	29,433
Issuance of share capital
Premium on shares issued and warrants exercised
Tax (expense) / benefit		6
Dividends			(3,434)
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(1)
Total comprehensive income for the period			1,237
of which: net profit / (loss)			1,723
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(381)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(105)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2016	386	29,483	27,235

Balance as of 1 January 2017	386	29,505	28,265
Issuance of share capital
Premium on shares issued and warrants exercised		6
Tax (expense) / benefit		5
Dividends		(2,250)
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(313)²
Total comprehensive income for the period			2,267
of which: net profit / (loss)			2,354
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			166
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(254)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2017	386	26,953	30,532

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Includes a CHF 307 million reduction related to the transfer of shared services functions in Switzerland from UBS AG to UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG. Refer to “Note 15 Changes in organization and disposals” for more information.

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to shareholders	Preferred noteholders	Non-controlling interests	Total equity
(4,047)	(5,857)	172	1,638	55,248	1,954	41	57,243
				0			0
				0			0
				6			6
				(3,434)	(78)	(5)	(3,517)
				0	(1,584)		(1,584)
				(1)		0	0
296	(491)	93	694	1,533	357	1	1,890
				1,723	78	1	1,802
296	(491)	93	694	296			296
				(381)			(381)
				(105)			(105)
				0	279	0	278
(3,752)	(6,348)	264	2,332	53,353	649	37	54,039

(4,494)	(5,564)	98	972	53,662	642	40	54,343
				0			0
				6			6
				5			5
				(2,250)	(46)	(4)	(2,300)
				0	0		0
				(313)		0	(312)
(1,641)	(1,337)	(72)	(233)	625	60	1	686
				2,354	46	1	2,401
(1,641)	(1,337)	(72)	(233)	(1,641)			(1,641)
				166			166
				(254)			(254)
				0	14	(1)	14
(6,136)	(6,902)	26	739	51,735	657	37	52,428

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.6.17	30.6.16

Cash flow from / (used in) operating activities
Net profit / (loss)	2,401	1,802
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	473	481
Amortization and impairment of intangible assets	37	47
Credit loss expense / (recovery)	46	9
Share of net profits of associates	(36)	(40)
Deferred tax expense / (benefit)	257	243
Net loss / (gain) from investing activities	246	(798)
Net loss / (gain) from financing activities	(307)	6,781
Other net adjustments	674	(573)
Net change in operating assets and liabilities:
Due from / to banks	484	3,317
Cash collateral on securities borrowed and reverse repurchase agreements	(11,218)	(13,109)
Cash collateral on securities lent and repurchase agreements	4,650	(1,832)
Trading portfolio and replacement values	(7,458)	14,773
Financial assets designated at fair value	13,135	(59,498)
Cash collateral on derivative instruments	15	(6,824)
Loans	(7,616)	1,144
Due to customers	(12,222)	21,702
Other assets, provisions and other liabilities	(6,345)	(6,955)
Income taxes paid, net of refunds	(685)	(207)
Net cash flow from / (used in) operating activities	(23,469)	(39,536)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(5)	(23)
Disposal of subsidiaries, associates and intangible assets¹	95	72
Purchase of property, equipment and software	(688)	(934)
Disposal of property, equipment and software	23	193
Purchase of financial assets available for sale	(4,729)	(7,363)
Disposal and redemption of financial assets available for sale	6,150	51,112
Net (purchase) / redemption of financial assets held to maturity	168	(4,878)
Net cash flow from / (used in) investing activities	1,014	38,177

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	30.6.17	30.6.16

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	18,738	9,797
Distributions paid on UBS AG shares	(2,250)	(3,434)
Issuance of long-term debt, including financial liabilities designated at fair value	24,829	18,857
Repayment of long-term debt, including financial liabilities designated at fair value	(23,407)	(17,365)
Dividends paid and repayments of preferred notes	(46)	(1,366)
Net changes in non-controlling interests	(5)	(5)
Net cash flow from / (used in) financing activities	17,861	6,484

Total cash flow
Cash and cash equivalents at the beginning of the period	121,107	102,962
Net cash flow from / (used in) operating, investing and financing activities	(4,594)	5,125
Effects of exchange rate differences on cash and cash equivalents	(1,502)	(1,293)
Cash and cash equivalents at the end of the period²	115,010	106,795
of which: cash and balances with central banks	100,006	94,181
of which: due from banks	12,646	11,613
of which: money market paper³	2,358	1,001

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	6,012	5,995
Interest paid in cash	3,650	3,416
Dividends on equity investments, investment funds and associates received in cash⁴	985	999

1 Includes dividends received from associates.    2 CHF 2,576 million and CHF 3,631 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 30 June 2017 and 30 June 2016, respectively. Refer to Note 23 in the Annual Report 2016 for more information.    3 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together “UBS AG”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS AG's Head Office and its Swiss-based operations. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2016, except for the changes described below and in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first quarter 2017 report. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the Annual Report 2016. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2016.

Classification of financial assets containing prepayment features with negative compensation under IFRS 9, Financial Instruments

In April 2017, the International Accounting Standards Board (IASB) issued the Exposure Draft Prepayment Features with Negative Compensation, which proposed an amendment to IFRS 9, Financial Instruments that would allow amortized cost accounting for instruments that provide for two-way compensation if a prepayment occurs. These features are common in Swiss private mortgages and corporate loans.

In July 2017, the IASB approved the amendment, subject to some refinements. UBS AG expects to early adopt the amendment and continue measuring Swiss private mortgages and corporate loans at amortized cost upon adoption of IFRS 9 on 1 January 2018.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (IFRIC 23), which addresses how uncertain tax positions should be accounted for under IFRS. Under this interpretation, IFRIC 23 requires that, where acceptance of the tax treatment by the relevant tax authority is considered probable, it should be assumed as an accounting recognition matter that treatment of the item will ultimately be accepted. Therefore, no tax provision would be required in such cases. However, if acceptance of the tax treatment is not considered probable, the entity is required to reflect that uncertainty using an expected value (i.e., a probability-weighted approach) or the single most likely amount.

IFRIC 23 is mandatorily effective for accounting periods beginning on or after 1 January 2019, and any resulting change to the tax provisions should be recognized in retained earnings. UBS AG is in the process of carrying out a detailed review on the impacts arising from this interpretation, although it is not expected to have a significant effect on its financial statements.

Note 2   Segment reporting

UBS AG‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of UBS AG. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a item 2 Segment reporting” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2016 for more information on UBS AG’s reporting segments.

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the six months ended 30 June 2017
Net interest income	1,000	764	940	(15)	452	(155)	97	10	3,092
Non-interest income	2,682	3,304	870	935	3,859	197	30	34	11,912
Allocations from Group ALM	129	61	103	9	(174)	60	(139)	(50)	0
Income	3,811	4,129	1,914	929	4,137	102	(12)	(6)	15,004
Credit loss (expense) / recovery	(1)	(1)	(21)	0	(12)	0	0	(11)	(46)
Total operating income	3,810	4,128	1,893	929	4,125	102	(12)	(16)	14,958
Personnel expenses	1,197	2,569	436	357	1,598	1,454	17	25	7,654
General and administrative expenses	265	341	136	109	298	2,568	7	(12)	3,712
Services (to) / from CC and other BDs	1,136	622	541	246	1,334	(3,982)	(13)	116	0
of which: services from CC Services	1,091	612	586	266	1,286	(4,003)	65	97	0
Depreciation and impairment of property, equipment and software	1	1	6	1	5	460	0	0	473
Amortization and impairment of intangible assets	2	20	0	2	6	6	0	0	37
Total operating expenses¹	2,601	3,553	1,119	716	3,241	506	12	129	11,876
Operating profit / (loss) before tax	1,210	575	774	213	884	(404)	(23)	(145)	3,082
Tax expense / (benefit)									681
Net profit / (loss)									2,401

As of 30 June 2017
Total assets	114,087	63,491	137,382	12,700	232,956	22,171	254,940	54,035	891,763

For the six months ended 30 June 2016²
Net interest income	954	652	957	(17)	140	(162)	350	(8)	2,866
Non-interest income	2,541	3,074	908	963	3,858	147	(116)	20	11,397
Allocations from Group ALM	207	44	180	5	(116)	36	(319)	(37)	0
Income	3,702	3,771	2,046	951	3,882	22	(85)	(26)	14,263
Credit loss (expense) / recovery	(1)	(2)	2	0	(5)	0	0	(3)	(9)
Total operating income	3,700	3,769	2,048	951	3,877	22	(85)	(29)	14,254
Personnel expenses	1,205	2,398	425	367	1,555	1,859	15	28	7,852
General and administrative expenses	278	296	122	116	398	2,100	8	120	3,438
Services (to) / from CC and other BDs	1,148	618	561	262	1,402	(4,102)	(24)	134	0
of which: services from CC Services	1,107	611	609	274	1,349	(4,116)	55	110	0
Depreciation and impairment of property, equipment and software	1	1	8	1	13	458	0	0	481
Amortization and impairment of intangible assets	2	26	0	2	6	11	0	0	47
Total operating expenses¹	2,635	3,340	1,116	748	3,374	324	0	282	11,818
Operating profit / (loss) before tax	1,066	429	932	203	503	(302)	(84)	(311)	2,436
Tax expense / (benefit)									634
Net profit / (loss)									1,802

As of 31 December 2016
Total assets	115,539	65,882	139,945	12,026	242,388	23,813	267,275	68,485	935,353

1 Refer to Note 15 for information on restructuring expenses.    2 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 3  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Underwriting fees	359	376	282	(5)	27	734	528
of which: equity underwriting fees	224	238	137	(6)	64	462	250
of which: debt underwriting fees	135	138	145	(2)	(7)	273	278
M&A and corporate finance fees	170	177	176	(4)	(3)	347	315
Brokerage fees	862	943	880	(9)	(2)	1,804	1,848
Investment fund fees	795	814	779	(2)	2	1,609	1,593
Portfolio management and advisory fees	2,107	2,038	1,968	3	7	4,145	3,934
Other	453	459	438	(1)	3	913	864
Total fee and commission income	4,745	4,807	4,523	(1)	5	9,552	9,083
Brokerage fees paid	179	166	192	8	(7)	344	390
Other	270	271	243	0	11	541	486
Total fee and commission expense	449	436	436	3	3	885	875
Net fee and commission income	4,296	4,371	4,087	(2)	5	8,667	8,208
of which: net brokerage fees	683	777	687	(12)	(1)	1,460	1,458

Note 4  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(18)	(4)	(49)	350	(63)	(22)	(172)
Share of net profits of associates	17	19	22	(11)	(23)	36	40
Total	(2)	15	(27)		(93)	14	(132)
Financial assets available for sale
Net gains / (losses) from disposals	129	6	161		(20)	136	237
Impairment charges	1	(14)	(3)			(13)	(3)
Total	131	(8)	158		(17)	123	233
Net income from properties (excluding net gains / (losses) from disposals)²	6	6	7	0	(14)	12	14
Net gains / (losses) from disposals of properties held for sale	0	0	120		(100)	(1)	120
Net gains / (losses) from disposals of loans and receivables	(2)	17	0			16	(1)
Other	152	30	12	407		181	52
Total other income	285	60	270	375	6	345	288

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 5  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Salaries and variable compensation	2,125	2,434	2,505	(13)	(15)	4,559	4,845
Wealth Management Americas: Financial advisor compensation¹	992	987	911	1	9	1,979	1,820
Contractors	72	93	117	(23)	(38)	164	218
Social security	166	198	155	(16)	7	364	336
Pension and other post-employment benefit plans	133	199	150	(33)	(11)	332	349
Other personnel expenses	123	133	114	(8)	8	256	284
Total personnel expenses²	3,611	4,044	3,953	(11)	(9)	7,654	7,852

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 15 for more information.

Note 6  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Occupancy	208	216	218	(4)	(5)	423	449
Rent and maintenance of IT and other equipment	97	144	125	(33)	(22)	241	265
Communication and market data services	126	154	157	(18)	(20)	280	323
Administration¹	1,005	222	203	353	395	1,227	403
Marketing and public relations	67	92	129	(27)	(48)	159	227
Travel and entertainment	97	86	111	13	(13)	183	227
Professional fees	253	253	322	0	(21)	506	598
Outsourcing of IT and other services	218	370	375	(41)	(42)	588	807
Provisions for litigation, regulatory and similar matters²	9	33	72	(73)	(88)	42	111
Other	31	30	15	3	107	62	28
Total general and administrative expenses³	2,111	1,601	1,727	32	22	3,712	3,438

1 Includes credits related to the UK bank levy (second quarter of 2017: CHF 46 million; first quarter of 2017: CHF 25 million).    2 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 13 for more information. Also includes recoveries from third parties (second quarter of 2017: CHF 1 million; first quarter of 2017: CHF 1 million; second quarter of 2016: CHF 0 million).    3 Includes restructuring expenses. Refer to Note 15 for more information.

Note 7   Income taxes

UBS AG recognized an income tax expense of CHF 317 million for the second quarter of 2017 compared with an income tax expense of CHF 369 million for the second quarter of 2016.

The current tax expense was CHF 188 million compared with CHF 218 million, approximately half of which was attributable to UBS Switzerland AG in both periods.

The deferred tax expense was CHF 129 million in the second quarter of 2017 compared with CHF 150 million in the second quarter of 2016, both mainly relating to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

The interim Financial Statements have been prepared on the basis that UBS Limited is able to offset part of its taxable profits with prior-year tax losses transferred from UBS AG in 2014 and 2015. During 2016, the UK tax authorities indicated that they do not agree with this tax return filing position. If the authorities ultimately prevail on this point, UBS Limited would incur a reduction in recognized deferred tax assets of approximately CHF 60 million, as well as additional current tax expenses for periods from 2014 onward of approximately CHF 85 million.

Note 8  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016, which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.6.17				31.3.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	87,651	14,011	1,593	103,255	83,728	17,539	1,474	102,741	76,046	14,377	1,689	92,112
of which:
Government bills / bonds	14,244	992	0	15,236	11,977	1,584	0	13,561	10,500	1,319	0	11,820
Corporate and municipal bonds	55	7,173	788	8,016	164	8,553	703	9,421	58	6,722	591	7,371
Loans	0	1,371	502	1,873	0	1,852	448	2,300	0	1,356	681	2,037
Investment fund units	5,242	2,946	25	8,213	4,441	3,783	20	8,244	6,114	3,521	63	9,698
Asset-backed securities	0	340	146	486	0	462	219	681	0	470	215	685
Equity instruments	58,971	517	62	59,549	58,398	684	9	59,092	50,916	397	65	51,378
Financial assets for unit-linked investment contracts	9,140	672	69	9,881	8,747	621	74	9,441	8,459	591	74	9,123

Positive replacement values	699	119,292	1,919	121,910	598	118,669	2,282	121,549	434	155,428	2,549	158,411
of which:
Interest rate contracts	1	47,589	161	47,751	0	53,168	168	53,336	8	57,703	278	57,988
Credit derivative contracts	0	2,245	777	3,023	0	2,329	1,166	3,495	0	2,562	1,313	3,875
Foreign exchange contracts	278	51,601	182	52,062	313	45,036	202	45,551	263	75,607	222	76,092
Equity / index contracts	18	16,568	799	17,385	1	16,649	731	17,381	1	17,274	729	18,003
Commodity contracts	0	1,249	0	1,250	0	1,455	9	1,464	0	2,269	8	2,277

Financial assets designated at fair value	21,488	28,367	1,580	51,436	23,081	24,090	1,588	48,760	39,641	23,304	2,079	65,024
of which:
Government bills / bonds	20,579	3,916	0	24,494	22,093	3,460	0	25,552	39,439	4,361	0	43,799
Corporate and municipal bonds	730	20,575	0	21,306	809	18,595	0	19,404	15	16,860	0	16,875
Loans (including structured loans)	0	3,809	483	4,293	0	2,013	578	2,591	0	2,043	1,195	3,238
Structured reverse repurchase and securities borrowing agreements	0	65	577	643	0	22	731	753	0	40	644	684
Other	179	1	520	701	179	0	280	459	187	0	240	427

Financial assets available for sale	7,675	5,969	470	14,114	7,782	7,908	546	16,235	6,299	8,891	486	15,676
of which:
Government bills / bonds	5,510	261	0	5,771	5,518	267	0	5,785	5,444	450	0	5,894
Corporate and municipal bonds	2,000	2,097	12	4,109	2,089	3,953	12	6,053	646	4,939	12	5,596
Investment fund units	0	69	99	168	0	69	122	191	0	51	126	177
Asset-backed securities	0	3,527	0	3,527	0	3,539	0	3,539	0	3,381	0	3,381
Equity instruments	165	14	359	539	170	81	400	651	204	71	336	611

Non-financial assets
Precious metals and other physical commodities	4,508	0	0	4,508	4,628	0	0	4,628	4,583	0	0	4,583

Assets measured at fair value on a non-recurring basis
Other assets³	0	61	34	95	5,009	123	35	5,167	5,060	131	56	5,248
Total assets measured at fair value	122,021	167,702	5,596	295,318	124,825	168,330	5,925	299,081	132,064	202,132	6,860	341,056

Note 8   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)¹
	30.6.17				31.3.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	20,539	4,695	87	25,321	23,422	5,027	128	28,576	18,808	3,898	119	22,825
of which:
Government bills / bonds	6,378	591	0	6,969	7,438	501	0	7,939	5,573	648	0	6,221
Corporate and municipal bonds	39	3,799	6	3,844	97	4,194	38	4,329	12	2,927	37	2,976
Investment fund units	547	51	0	599	603	154	0	757	484	91	20	595
Equity instruments	13,574	254	80	13,908	15,284	176	89	15,549	12,740	227	62	13,028

Negative replacement values	650	115,528	2,849	119,027	608	115,784	3,572	119,964	539	149,255	4,016	153,810
of which:
Interest rate contracts	1	41,046	317	41,365	0	46,013	362	46,376	12	51,990	475	52,476
Credit derivative contracts	0	2,997	963	3,960	0	2,860	1,504	4,364	0	3,269	1,538	4,807
Foreign exchange contracts	287	50,996	138	51,421	341	45,354	149	45,844	274	71,668	148	72,089
Equity / index contracts	11	19,341	1,430	20,783	0	20,336	1,550	21,886	1	20,254	1,854	22,109
Commodity contracts	0	1,116	0	1,116	0	1,182	1	1,183	0	2,040	1	2,041

Financial liabilities designated at fair value	10	42,074	12,131	54,215	3	44,250	12,386	56,640	2	44,007	11,008	55,017
of which:
Issued debt instruments	9	37,693	10,228	47,930	2	40,406	10,232	50,640	0	40,242	9,688	49,930
Over-the-counter debt instruments	2	3,994	1,850	5,846	2	3,709	1,861	5,572	2	3,611	1,050	4,663
Structured repurchase agreements	0	381	48	429	0	122	288	410	0	130	266	395
Loan commitments and guarantees	0	6	4	10	0	12	5	18	0	25	5	29

Other liabilities – amounts due under unit-linked investment contracts	0	10,099	0	10,099	0	9,579	0	9,579	0	9,286	0	9,286

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0	5	0	5	0	5,052	0	5,052	0	5,213	0	5,213
Total liabilities measured at fair value	21,199	172,402	15,067	208,667	24,033	179,692	16,086	219,812	19,349	211,660	15,143	246,152

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 31 million (of which CHF 36 million were net Level 2 assets and CHF 5 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 March 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 45 million (of which CHF 55 million were net Level 2 assets and CHF 10 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 December 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 50 million (of which CHF 58 million were net Level 2 assets and CHF 8 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued.    2 Financial assets held for trading exclude precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 15 for more information.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

b) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss related to financial instruments other than financial assets available for sale is released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss related to financial assets available for sale is released into Other comprehensive income when pricing of equivalent products or the underlying parameters become observable and is released into Other income when the assets are sold.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Balance at the beginning of the period	365	371	474	371	421
Profit / (loss) deferred on new transactions	65	51	38	116	160
(Profit) / loss recognized in the income statement	(66)	(53)	(53)	(119)	(110)
(Profit) / loss recognized in other comprehensive income	0	0	(23)	0	(23)
Foreign currency translation	(15)	(3)	8	(18)	(5)
Balance at the end of the period	349	365	444	349	444

c) Transfers between Level 1 and Level 2

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately CHF 0.7 billion, which were mainly comprised of financial assets designated at fair value, primarily corporate and municipal bonds, were transferred from Level 2 to Level 1 during the first six months of 2017, generally due to increased levels of trading activity observed within the market. Liabilities transferred from Level 2 to Level 1 during the first six months of 2017 were negligible.

Assets totaling approximately CHF 0.2 billion, which were mainly comprised of financial assets available for sale, largely government bills / bonds, were transferred from Level 1 to Level 2 during the first six months of 2017, generally due to diminished levels of trading activity observed in the market. Liabilities transferred from Level 1 to Level 2 during the first six months of 2017 were negligible.

Note 8   Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.17			31.12.16
CHF billion	30.6.17	31.12.16	30.6.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate and municipal bonds	0.8	0.6	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	132	88	0	128	88	points
Traded loans, loans designated at fair value, loan commitments and guarantees	1.4	2.0	0.0	0.0	Relative value to market comparable	Loan price equivalent	79	100	92	39	103	94	points
					Discounted expected cash flows	Credit spread	42	459		71	554		basis points
					Market comparable and securitization model	Discount margin	0	15	2	0	16	2%
Structured (reverse) repurchase agreements	0.6	0.6	0.0	0.3	Discounted expected cash flows	Funding spread	15	195		15	195		basis points
Issued and over-the-counter debt instruments³			12.1	10.7

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.17			31.12.16
CHF billion	30.6.17	31.12.16	30.6.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.2	0.3	0.3	0.5	Option model	Volatility of interest rates	27	123		26	176%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
Credit derivative contracts	0.8	1.3	1.0	1.5	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	656		0	791		basis points
						Upfront price points	4	72		1	13%
						Recovery rates	15	50		0	50%
						Credit index correlation	10	70		10	85%
						Discount margin	0	11		(1)	68%
						Credit pair correlation	59	83		59	100%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	4	15		1	15%
						Constant default rate	1	6		1	8%
						Loss severity	40	100		40	100%
						Discount margin	0	8		0	11%
						Bond price equivalent	3	187		3	100		points
Equity / index contracts	0.8	0.7	1.4	1.9	Option model	Equity dividend yields	0	15		0	15%
						Volatility of equity stocks, equity and other indices	0	220		0	150%
						Equity-to-FX correlation	(45)	82		(45)	82%
						Equity-to-equity correlation	(50)	97		12	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Valuation techniques, significant unobservable inputs and the respective input ranges for issued debt instruments and over-the-counter debt instruments are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Note 8   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1 through 3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.17		31.3.17		31.12.16
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate and municipal bonds	15	(20)	35	(30)	34	(39)
Traded loans, loans designated at fair value, loan commitments and guarantees	80	(8)	78	(7)	82	(10)
Equity instruments	71	(50)	70	(50)	67	(47)
Interest rate derivative contracts, net	22	(40)	28	(31)	41	(42)
Credit derivative contracts, net	119	(136)	114	(147)	131	(183)
Foreign exchange derivative contracts, net	12	(6)	11	(6)	17	(8)
Equity / index derivative contracts, net	73	(81)	61	(65)	63	(63)
Issued and over-the-counter debt instruments	85	(89)	81	(81)	96	(93)
Other	23	(23)	21	(26)	29	(31)
Total	499	(452)	499	(442)	560	(517)

1 Of the total favorable changes, CHF 72 million as of 30 June 2017 (31 March 2017: CHF 76 million; 31 December 2016: CHF 75 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 51 million as of 30 June 2017 (31 March 2017: CHF 55 million; 31 December 2016: CHF 55 million) related to financial assets available for sale.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 0.4 billion and CHF 0.8 billion, respectively. Transfers into Level 3 were primarily comprised of corporate and municipal bonds and equity / index contracts, and were mainly due to decreased observability of the respective market pricing inputs. Transfers out of Level 3 were primarily comprised of credit derivative and equity / index contracts, reflecting increased observability of the respective credit spread and equity volatility inputs.

Liabilities transferred into and out of Level 3 totaled CHF 0.4 billion and CHF 1.9 billion, respectively. Transfers into Level 3 were primarily comprised of equity-linked issued debt instruments and equity / index contracts, due to decreased observability of the respective equity volatility inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked issued debt instruments, equity / index and credit derivative contracts resulting from changes in the availability of the observable equity volatility and credit spread inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2016

Financial assets held for trading	2.1	(0.1)	0.0	0.6	(3.0)	2.5	0.0	0.5	(0.4)	(0.1)	2.2
of which:
Corporate and municipal bonds	0.7	0.1	0.1	0.5	(0.3)	0.0	0.0	0.0	(0.1)	(0.1)	0.8
Loans	0.8	0.0	0.1	0.0	(2.3)	2.5	0.0	0.1	(0.2)	0.0	0.9
Other	0.6	(0.2)	(0.2)	0.1	(0.4)	0.0	0.0	0.4	(0.1)	0.0	0.4

Financial assets designated at fair value	3.3	(0.2)	(0.2)	0.0	0.0	0.2	(0.8)	0.4	(0.1)	(0.1)	2.8
of which:
Loans (including structured loans)	1.7	(0.2)	(0.2)	0.0	0.0	0.2	(0.5)	0.4	(0.1)	(0.1)	1.5
Structured reverse repurchase and securities borrowing agreements	1.5	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	1.2
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.6

Positive replacement values	2.9	0.0	0.0	0.0	0.0	0.5	(1.1)	0.5	(0.4)	(0.1)	2.3
of which:
Credit derivative contracts	1.3	0.1	0.1	0.0	0.0	0.1	(0.3)	0.1	(0.2)	0.0	0.9
Equity / index contracts	1.0	0.0	0.0	0.0	0.0	0.2	(0.3)	0.2	(0.1)	0.0	0.9
Other	0.6	(0.1)	(0.1)	0.0	0.0	0.3	(0.5)	0.2	0.0	0.0	0.5

Negative replacement values	3.3	0.8	0.8	0.0	0.0	0.5	(1.1)	0.6	(0.2)	0.0	4.0
of which:
Credit derivative contracts	1.3	0.7	0.6	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	1.6
Equity / index contracts	1.4	0.0	0.0	0.0	0.0	0.4	(0.2)	0.1	(0.1)	0.0	1.6
Other	0.6	0.2	0.2	0.0	0.0	0.0	(0.4)	0.5	0.0	0.0	0.8

Financial liabilities designated at fair value	10.7	0.5	0.5	0.0	0.0	2.3	(1.4)	1.1	(1.3)	(0.2)	11.6
of which:
Issued debt instruments	9.3	0.6	0.5	0.0	0.0	1.6	(0.9)	1.0	(1.3)	(0.2)	10.1
Over-the-counter debt instruments	0.8	0.0	0.0	0.0	0.0	0.6	(0.5)	0.0	0.0	0.0	0.9
Structured repurchase agreements	0.6	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 30 June 2017 were CHF 5.6 billion (31 March 2017: CHF 5.9 billion; 31 December 2016: CHF 6.9 billion). Total Level 3 liabilities as of 30 June 2017 were CHF 15.1 billion (31 March 2017: CHF 16.1 billion; 31 December 2016: CHF 15.1 billion).

Note 8   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2016	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2017¹

1.7	0.0	0.0	0.7	(2.3)	1.6	0.0	0.2	(0.2)	0.0	1.6

0.6	0.0	0.0	0.3	(0.1)	0.0	0.0	0.1	0.0	0.0	0.8
0.7	0.1	0.0	0.3	(2.1)	1.6	0.0	0.0	(0.1)	0.0	0.5
0.4	(0.1)	(0.1)	0.1	(0.1)	0.0	0.0	0.1	0.0	0.0	0.3

2.1	0.0	0.0	0.0	0.0	0.3	(0.7)	0.0	(0.1)	0.0	1.6

1.2	0.1	0.1	0.0	0.0	0.0	(0.7)	0.0	(0.1)	0.0	0.5
0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.6
0.2	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.5

0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

2.5	(0.2)	(0.3)	0.0	0.0	0.4	(0.5)	0.1	(0.5)	0.0	1.9

1.3	(0.2)	(0.2)	0.0	0.0	0.0	(0.1)	0.0	(0.3)	0.0	0.8
0.7	0.0	0.0	0.0	0.0	0.4	(0.2)	0.1	(0.1)	0.0	0.8
0.5	0.0	(0.1)	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	0.3

4.0	(0.1)	(0.2)	0.0	0.0	0.5	(1.0)	0.1	(0.7)	0.0	2.8

1.5	(0.1)	(0.1)	0.0	0.0	0.0	(0.2)	0.0	(0.3)	0.0	1.0
1.9	0.0	0.0	0.0	0.0	0.5	(0.5)	0.1	(0.4)	0.0	1.4
0.6	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	0.5

11.0	1.1	0.8	0.0	0.0	3.9	(2.5)	0.2	(1.2)	(0.3)	12.1

9.7	1.0	0.8	0.0	0.0	2.5	(2.0)	0.2	(0.9)	(0.3)	10.2
1.1	0.0	0.0	0.0	0.0	1.3	(0.5)	0.0	0.0	0.0	1.9
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.0

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.17		31.3.17		31.12.16
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	100.1	100.1	108.9	108.9	107.8	107.8
Due from banks	14.4	14.4	14.2	14.2	13.1	13.1
Cash collateral on securities borrowed	15.1	15.1	18.5	18.5	15.1	15.1
Reverse repurchase agreements	75.3	75.3	77.0	77.0	66.2	66.2
Cash collateral receivables on derivative instruments	22.7	22.7	22.5	22.5	26.7	26.7
Loans	310.4	312.5	310.8	313.6	307.0	310.4
Financial assets held to maturity	8.7	8.6	9.0	8.8	9.3	9.1
Other assets	21.2	21.2	20.8	20.8	18.5	18.5
Liabilities
Due to banks	11.6	11.6	8.7	8.7	10.6	10.6
Cash collateral on securities lent	2.5	2.5	3.1	3.1	2.8	2.8
Repurchase agreements	11.3	11.3	10.6	10.6	6.6	6.6
Cash collateral payables on derivative instruments	31.5	31.5	29.9	29.9	35.5	35.5
Due to customers	438.3	439.7	455.4	456.1	450.2	450.6
Debt issued	90.8	92.8	83.6	86.1	79.0	81.1
Other liabilities	36.2	36.2	38.0	38.0	39.0	39.0

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 9  Derivative instruments

a) Derivative instruments

As of 30.6.17, CHF billion	Positive replacement values	Notional values related to positive replacement values¹	Negative replacement values	Notional values related to negative replacement values¹	Other notional values²
Derivative instruments
Interest rate contracts	47.8	1,065	41.4	976	10,324
Credit derivative contracts	3.0	107	4.0	116	2
Foreign exchange contracts	52.1	2,292	51.4	2,144	8
Equity / index contracts	17.4	302	20.8	367	65
Commodity contracts	1.2	33	1.1	32	8
Unsettled purchases of non-derivative financial instruments³	0.2	24	0.2	29
Unsettled sales of non-derivative financial instruments³	0.2	36	0.2	15
Total derivative instruments, based on IFRS netting⁴	121.9	3,859	119.0	3,678	10,408
Further netting potential not recognized on the balance sheet⁵	(107.7)		(98.9)
of which: netting of recognized financial liabilities / assets	(85.3)		(85.3)
of which: netting with collateral received / pledged	(22.4)		(13.5)
Total derivative instruments, after consideration of further netting potential	14.2		20.2

As of 31.3.17, CHF billion
Derivative instruments
Interest rate contracts	53.3	1,099	46.4	1,018	10,344
Credit derivative contracts	3.5	126	4.4	132	2
Foreign exchange contracts	45.6	2,645	45.8	2,579	12
Equity / index contracts	17.4	293	21.9	360	68
Commodity contracts	1.5	35	1.2	29	8
Unsettled purchases of non-derivative financial instruments³	0.2	34	0.2	20
Unsettled sales of non-derivative financial instruments³	0.2	26	0.2	24
Total derivative instruments, based on IFRS netting⁴	121.5	4,259	120.0	4,162	10,435
Further netting potential not recognized on the balance sheet⁵	(107.9)		(100.9)
of which: netting of recognized financial liabilities / assets	(86.4)		(86.4)
of which: netting with collateral received / pledged	(21.6)		(14.5)
Total derivative instruments, after consideration of further netting potential	13.6		19.1

As of 31.12.16, CHF billion
Derivative instruments
Interest rate contracts	58.0	1,152	52.5	1,060	9,730
Credit derivative contracts	3.9	123	4.8	140
Foreign exchange contracts	76.1	2,470	72.1	2,286	6
Equity / index contracts	18.0	269	22.1	318	55
Commodity contracts	2.3	39	2.0	36	9
Unsettled purchases of non-derivative financial instruments³	0.1	18	0.1	10
Unsettled sales of non-derivative financial instruments³	0.1	13	0.2	11
Total derivative instruments, based on IFRS netting⁴	158.4	4,084	153.8	3,860	9,799
Further netting potential not recognized on the balance sheet⁵	(139.8)		(129.6)
of which: netting of recognized financial liabilities / assets	(113.1)		(113.1)
of which: netting with collateral received / pledged	(26.7)		(16.6)
Total derivative instruments, after consideration of further netting potential	18.6		24.2

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. Many of these derivatives are either legally or economically settled on a daily basis. The residual unsettled fair value of these derivatives and the fair value of other derivatives that are presented on the balance sheet net of the corresponding cash margin, both within Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments, was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Derivative instruments (continued)

b) Cash collateral on derivative instruments

CHF billion	Receivables 30.6.17	Payables 30.6.17	Receivables 31.3.17	Payables 31.3.17	Receivables 31.12.16	Payables 31.12.16
Cash collateral on derivative instruments, based on IFRS netting¹	22.7	31.5	22.5	29.9	26.7	35.5
Further netting potential not recognized on the balance sheet²	(11.2)	(18.4)	(13.2)	(18.1)	(15.1)	(22.2)
of which: netting of recognized financial liabilities / assets	(10.7)	(17.8)	(11.6)	(16.8)	(14.2)	(20.8)
of which: netting with collateral received / pledged	(0.5)	(0.7)	(1.6)	(1.3)	(1.0)	(1.4)
Cash collateral on derivative instruments, after consideration of further netting potential	11.5	13.1	9.3	11.8	11.5	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Effective 3 January 2017, interest rate swaps and credit derivatives transacted with the Chicago Mercantile Exchange (CME) were legally converted from the previous collateral model to a settlement model resulting in a derecognition of the associated assets and liabilities, with UBS no longer applying IAS 32 netting principles. Refer to “Note 9 Derivative instruments” in the “Consolidated financial statements” section of the first quarter 2017 report for more information.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Note 10  Other assets and liabilities

CHF million	30.6.17	31.3.17	31.12.16

Other assets
Prime brokerage receivables¹	12,388	11,372	9,828
Recruitment loans to financial advisors	2,643	2,952	3,087
Other loans to financial advisors	557	566	471
Bail deposit²	1,246	1,212	1,213
Accrued interest income	558	760	526
Accrued income – other	861	1,097	822
Prepaid expenses	921	1,071	1,008
Settlement and clearing accounts	385	498	516
VAT and other tax receivables	303	233	261
Properties and other non-current assets held for sale	95	92	111
Assets of disposal group held for sale³	0	5,074	5,137
Other	2,760	2,553	2,433
Total other assets	22,717	27,482	25,412

Other liabilities
Prime brokerage payables¹	30,068	31,496	31,973
Amounts due under unit-linked investment contracts	10,099	9,579	9,286
Compensation-related liabilities	3,983	3,654	5,256
of which: accrued expenses	1,501	989	2,367
of which: other deferred compensation plans	1,412	1,459	1,623
of which: net defined benefit pension and post-employment liabilities	1,070	1,205	1,266
Third-party interest in consolidated investment funds	342	397	751
Settlement and clearing accounts	699	918	1,011
Current and deferred tax liabilities	656	1,094	911
VAT and other tax payables	469	479	487
Deferred income	192	202	168
Accrued interest expenses	1,076	1,384	1,571
Other accrued expenses	2,114	2,753	2,427
Liabilities of disposal group held for sale³	0	5,052	5,213
Other	1,897	1,056	1,390
Total other liabilities	51,596	58,064	60,443

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 13b for more information.    3 Refer to Note 15 for more information.

Note 11  Financial liabilities designated at fair value

CHF million	30.6.17	31.3.17	31.12.16
Issued debt instruments
Equity-linked¹	31,869	31,802	29,831
Rates-linked	6,801	9,379	10,150
Credit-linked	3,748	3,888	4,101
Fixed-rate	3,123	3,100	2,972
Other	2,389	2,471	2,875
Total issued debt instruments	47,930	50,640	49,930
of which: issued by UBS AG with original maturity greater than one year²˒³	35,095	35,601	36,347
Over-the-counter debt instruments	5,846	5,572	4,663
of which: issued by UBS AG with original maturity greater than one year²˒⁴	4,824	4,521	4,210
Other	439	428	425
Total	54,215	56,640	55,017
of which: life-to-date own credit (gain) / loss	128	49	(141)

1 Includes investment fund unit-linked instruments issued.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features.    3 More than 99% of the balance as of 30 June 2017 was unsecured (31 March 2017: more than 99% of the balance was unsecured; 31 December 2016: more than 99% of the balance was unsecured).    4 More than 20% of the balance as of 30 June 2017 was unsecured (31 March 2017: more than 25% of the balance was unsecured; 31 December 2016: more than 35% of the balance was unsecured).

Note 12  Debt issued held at amortized cost

CHF million	30.6.17	31.3.17	31.12.16
Certificates of deposit	33,162	28,825	20,207
Commercial paper	6,530	1,355	1,653
Other short-term debt	4,199	5,186	4,318
Short-term debt¹	43,891	35,367	26,178
Senior fixed-rate bonds	25,527	26,580	27,008
of which: issued by UBS AG with original maturity greater than one year²˒³	25,450	26,495	26,850
Covered bonds	3,896	3,829	5,836
Subordinated debt	8,983	9,375	11,554
of which: low-trigger loss-absorbing tier 2 capital instruments	8,110	8,265	10,429
of which: non-Basel III-compliant tier 2 capital instruments	873	1,109	1,125
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,369	8,300	8,302
Other long-term debt	91	112	121
of which: issued by UBS AG with original maturity greater than one year²˒⁴	68	87	94
Long-term debt⁵	46,866	48,196	52,820
Total debt issued held at amortized cost⁶	90,757	83,563	78,998

1 Debt with an original maturity of less than one year.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features.    3 100% of the balance as of 30 June 2017 was unsecured (31 March 2017: 100% of the balance was unsecured; 31 December 2016: 100% of the balance was unsecured).    4 More than 95% of the balance as of 30 June 2017 was unsecured (31 March 2017: 100% of the balance was unsecured; 31 December 2016: 100% of the balance was unsecured).    5 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    6 Net of bifurcated embedded derivatives with a net positive fair value of CHF 20 million as of 30 June 2017 (31 March 2017: net positive fair value of CHF 34 million; 31 December 2016: net positive fair value of CHF 38 million).

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2016	50	3,261	498	54	138	77	91	4,169
Balance as of 31 March 2017	49	2,918	433	51	133	76	92	3,752
Increase in provisions recognized in the income statement	6	53	33	2	2	4	3	103
Release of provisions recognized in the income statement	(3)	(43)	(8)	(10)	0	(8)	0	(73)
Provisions used in conformity with designated purpose	(4)	(410)	(65)	0	(4)	0	(21)	(504)
Capitalized reinstatement costs	0	0	0	0	(1)	0	0	(1)
Reclassifications	0	0	(19)	10	0	(14)	0	(22)
Foreign currency translation / unwind of discount	0	(72)	(10)	0	(5)	(1)	(1)	(88)
Balance as of 30 June 2017	47	2,446	364³	53	125⁴	57	74	3,167

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Consists of personnel-related restructuring provisions of CHF 74 million as of 30 June 2017 (31 March 2017: CHF 108 million; 31 December 2016: CHF 150 million) and provisions for onerous lease contracts of CHF 290 million as of 30 June 2017 (31 March 2017: CHF 324 million; 31 December 2016: CHF 348 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 83 million as of 30 June 2017 (31 March 2017: CHF 86 million; 31 December 2016: CHF 85 million) and provisions for onerous lease contracts of CHF 42 million as of 30 June 2017 (31 March 2017: CHF 48 million; 31 December 2016: CHF 53 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance that are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 13b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Note 13   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 13a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a USD 203 million fine and is subject to a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group second quarter 2017 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2016	292	425	78	5	616	259	0	1,585	3,261
Balance as of 31 March 2017	244	385	77	4	404	255	0	1,550	2,918
Increase in provisions recognized in the income statement	1	44	0	5	0	0	0	2	53
Release of provisions recognized in the income statement	0	(2)	0	(4)	0	0	0	(36)	(43)
Provisions used in conformity with designated purpose	(1)	(50)	0	0	0	(2)	0	(356)	(410)
Foreign currency translation / unwind of discount	6	(16)	0	0	(12)	0	0	(50)	(72)
Balance as of 30 June 2017	249	361	77	5	391	253	0	1,110	2,446

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests. In addition, the Swiss Federal Supreme Court ruled in 2016 that the double taxation agreement between the Netherlands and Switzerland provides a sufficient legal basis for an administrative assistance group request without specifying the names of the targeted taxpayers, which makes it more likely that similar requests for administrative assistance will be granted by the FTA.

The Swiss Federal Administrative Court ruled in 2016 that in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders.

Since 2013, UBS (France) S.A. and UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory and regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and which transfers the case to court. The trial schedule has not yet been announced.

In February 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 June 2017 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Note 13   Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS has been named as a defendant in lawsuits relating to its role as underwriter and issuer of RMBS.

In April 2017, UBS reached a final settlement in a lawsuit brought in the US District Court for the District of Kansas by the National Credit Union Administration (NCUA) as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for USD 1.15 billion in original principal balance of RMBS purchased by the credit unions. UBS and the NCUA settled this matter for USD 445 million. A similar case brought by the NCUA in the US District Court for the Southern District of New York (SDNY) was settled in 2016.

UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS in connection with certain of these matters.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp., a financial guaranty insurance company, had previously demanded repurchase. Approximately 9,000 loans were at issue in a bench trial in the SDNY in 2016, following which the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. We have provided and continue to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. We are cooperating with the authorities in these matters.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

Our balance sheet at 30 June 2017 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS Europe SE, Luxembourg branch, and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee). These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively.

In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. The Luxembourg Court of Appeal has found in favor of UBS and dismissed all of these test case appeals, confirming that the claims are inadmissible. The Luxembourg Supreme Court has also dismissed a further appeal brought by the claimant in one of the test cases.

In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2016, the bankruptcy court issued an opinion dismissing the remaining claims for recovery of subsequent transfers of fraudulent conveyances and preference payments on the ground that the US Bankruptcy Code does not apply to transfers that occurred outside the US, and judgment was entered in March 2017. The BMIS Trustee has appealed that ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal.

In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

Note 13   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.1 billion, of which claims with aggregate claimed damages of USD 1.1 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendant’s motion to dismiss the action based on a forum selection clause in the loan agreements. The Puerto Rico Supreme Court reversed that decision and remanded the case back to the trial court for reconsideration.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In December 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In March 2017, the court denied defendants’ motion to dismiss the amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In 2016, the court denied plaintiffs’ motion for class certification. In March 2017, the US Court of Appeals for the First Circuit denied plaintiffs’ petition seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

In 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments, in 2016, the Commonwealth defaulted on payments on its general obligation debt (GO Bonds), and in 2017 the Commonwealth defaulted on payments on its debt backed by the Commonwealth’s Sales and Use Tax (COFINA Bonds) as well as on bonds issued by the Commonwealth’s Employee Retirement System (ERS Bonds). The funds hold significant amounts of both COFINA and ERS Bonds and the defaults on interest payments are expected to adversely affect dividends from the funds. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors’ rights. In May and June 2017, the oversight board placed the GO, COFINA and ERS Bonds, among others, into a bankruptcy-like proceeding under the supervision of a Federal District Judge as authorized by the oversight board’s enabling statute. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 30 June 2017 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the California State Attorney General, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG pleaded guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Sentencing occurred in January 2017. Under the plea agreement, UBS AG has paid a USD 203 million fine and is subject to a three-year term of probation starting on the sentencing date. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA in certain foreign exchange market transactions.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

Note 13   Provisions and contingent liabilities (continued)

UBS has been granted conditional leniency or conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional leniency and conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG. UBS has also been granted conditional immunity by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to foreign exchange and precious metals businesses and, as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation as the leniency applicant.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal. The appeals court heard oral argument in June 2017.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of a putative class of persons and entities who had indirectly purchased FX instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint. In April and June 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed on 30 June 2017.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases sought to amend their complaints to add new allegations about UBS, which the court granted. In March 2017, the court in New York granted UBS’s motion to dismiss the platinum and palladium action. In May 2017, plaintiffs filed an amended complaint that did not allege claims against UBS.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of CHF 1.4 billion in fines and disgorgement in connection with these resolutions. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below. Under the NPA, UBS agreed, among other things, that for two years from 18 December 2012 it would not commit any US crime and would advise the DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. In 2016, UBS reached a settlement with WEKO regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and received full immunity from fines. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. As a result of these conditional grants, UBS will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity in connection with the matters covered by the conditional grants, subject to our continuing cooperation as leniency applicant. However, since the Secretariat of WEKO has asserted that UBS does not qualify for full immunity, UBS has been unable to reach a settlement with WEKO, and therefore the investigation will continue. Furthermore, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR, Australian BBSW and USD ISDAFIX, and seek unspecified compensatory and other damages under varying legal theories.

In 2013, the US district court in the USD LIBOR action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in 2016, vacated the district court’s ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In December 2016, the district court again dismissed plaintiffs’ antitrust claims, this time for lack of personal jurisdiction over UBS and other foreign banks. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. In 2017, the court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. Also in 2017, the courts in the EURIBOR and the SIBOR and SOR lawsuits dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. UBS and other defendants in other lawsuits including those related to CHF LIBOR, GBP LIBOR and Australian BBSW have filed motions to dismiss. In 2016, UBS entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval.

Note 13   Provisions and contingent liabilities (continued)

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through June 2013, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. On 12 July 2017, the court overseeing the ISDAFIX class action preliminarily approved a settlement agreement between UBS AG and the plaintiffs, whereby UBS AG agreed to pay USD 14 million to settle the case in its entirety.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2017 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 June 2017 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to BRL 2.7 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

8. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings, which could result in financial ramifications for UBS, including fines and obligations to pay investor compensation, and suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time. In January 2017, a writ was filed by the SFC with Hong Kong’s High Court in which UBS is named as one of six defendants from whom the SFC is seeking compensation in an unspecified amount for losses incurred by certain shareholders of China Forestry Holdings Company Limited, for whom UBS acted as a sponsor in connection with their 2009 listing application.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.17			31.3.17			31.12.16
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,411	(390)	6,021	6,595	(427)	6,168	6,447	(424)	6,023
Performance guarantees and similar instruments	3,229	(654)	2,575	3,117	(674)	2,443	3,190	(696)	2,494
Documentary credits	6,198	(1,611)	4,587	7,130	(1,672)	5,458	7,074	(1,761)	5,313
Total guarantees	15,838	(2,656)	13,182	16,842	(2,773)	14,069	16,711	(2,881)	13,830
Loan commitments	42,222	(1,349)	40,874	46,063	(1,460)	44,603	54,430	(1,513)	52,917
Forward starting transactions¹
Reverse repurchase agreements	25,218			25,136			10,178
Securities borrowing agreements	183			55			36
Repurchase agreements	20,890			18,124			5,984
1 Cash to be paid in the future by either UBS or the counterparty.

Note 15   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business that the Group engages in or the manner in which such business is conducted. Restructuring expenses are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Wealth Management	109	88	86	197	165
Wealth Management Americas	25	22	38	47	71
Personal & Corporate Banking	23	19	31	42	55
Asset Management	23	20	34	43	54
Investment Bank	75	78	163	152	280
Corporate Center	8	13	22	21	15
of which: Services	4	10	18	15	8
of which: Group ALM	1	0	0	1	0
of which: Non-core and Legacy Portfolio	2	2	5	4	6
Total net restructuring expenses	263	240	373	503	636
of which: personnel expenses	57	113	187	170	313
of which: general and administrative expenses	206	124	187	329	323
of which: depreciation and impairment of property, equipment and software	0	4	0	4	0
of which: amortization and impairment of intangible assets	0	0	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Salaries and variable compensation	49	100	197	149	311
Contractors	9	13	16	22	28
Social security	2	2	1	3	3
Pension and other post-employment benefit plans	(4)	(4)	(30)	(8)	(34)
Other personnel expenses	1	2	2	3	6
Total net restructuring expenses: personnel expenses	57	113	187	170	313

Net restructuring expenses by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Occupancy	22	19	41	40	70
Rent and maintenance of IT and other equipment	(6)	29	34	23	44
Administration	106	5	6	111	10
Travel and entertainment	2	2	4	3	6
Professional fees	34	26	36	61	70
Outsourcing of IT and other services	49	43	74	92	148
Other¹	(1)	0	(8)	(1)	(25)
Total net restructuring expenses: general and administrative expenses	206	124	187	329	323
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Changes in organization and disposals (continued)

Sale of subsidiaries and businesses

In the second quarter of 2017, UBS AG completed the sale of a life insurance subsidiary within Wealth Management. Prior to completion of the sale, the assets and liabilities of this business were presented as a disposal group held for sale within Other assets and Other liabilities (31 March 2017: CHF 5.1 billion and CHF 5.1 billion, respectively; 31 December 2016: CHF 5.1 billion and CHF 5.2 billion, respectively). The completion of the sale did not have a material effect on the results of Wealth Management in the second quarter of 2017.

Transfer of shared services functions to UBS Business Solutions AG

In the second quarter of 2017, UBS transferred shared services functions in Switzerland from UBS AG to UBS Business Solutions AG, UBS's Group service company and a wholly owned subsidiary of UBS Group AG. The transfer was recorded retrospectively as of 1 April 2017 and resulted in the derecognition of CHF 706 million of assets and CHF 259 million of liabilities, the granting of a loan of CHF 140 million and a reduction in share premium within equity attributable to shareholders of CHF 307 million for UBS AG consolidated.

Following the transfer, UBS Business Solutions AG charges other legal entities within the Group for services provided, including a markup on costs incurred. For UBS AG, this resulted in a decrease in direct costs recognized as personnel and depreciation expenses, which was more than offset by an increase in general and administrative expenses related to the service charge from UBS Business Solutions AG. In addition, entities within the UBS AG consolidated scope now charge UBS Business Solutions AG for certain services provided to Swiss shared services functions, resulting in an increase in other income for UBS AG. Overall, the new shared services model involving UBS Business Solutions AG resulted in a decrease in UBS AG consolidated net profit of approximately CHF 50 million in the second quarter of 2017.

→   Refer to the “UBS AG standalone financial information” section of this report for more information

→   Refer to the “Recent developments” section of the UBS Group second quarter 2017 report for more information

Note 16   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.6.17	31.3.17	31.12.16	30.6.16	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
1 USD	0.96	1.00	1.02	0.98	0.97	1.00	0.98	0.99	0.99
1 EUR	1.10	1.07	1.07	1.08	1.09	1.07	1.10	1.08	1.10
1 GBP	1.25	1.25	1.26	1.30	1.26	1.25	1.37	1.26	1.39
100 JPY	0.85	0.90	0.87	0.95	0.87	0.89	0.92	0.88	0.89

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 17   Supplemental guarantor information required under SEC regulations

Guarantee of PaineWebber securities

Prior to its acquisition by UBS in 2000, Paine Webber Group Inc. (PaineWebber) was an SEC registrant. Upon acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS AG. Following the acquisition, UBS AG entered into a full and unconditional guarantee of the senior notes (Debt Securities) issued by PaineWebber. Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS AG without first proceeding against UBS Americas Inc.

As of 30 June 2017, CHF 53 million of these Debt Securities were outstanding. These remaining notes mature in 2017 and 2018.

Guarantee of other securities

Trust preferred securities that were registered under the US Securities Act and were issued by UBS Preferred Funding Trust IV and UBS Preferred Funding Trust V were redeemed in 2016. UBS AG had fully and unconditionally guaranteed these securities.

As of 30 June 2017 and 31 December 2016, UBS Preferred Funding Trust IV and UBS Preferred Funding Trust V had no balances outstanding. The amounts presented for UBS Preferred Funding Trust IV and UBS Preferred Funding Trust V for the period ended 30 June 2016 are eliminated in the Elimination entries column of the supplemental guarantor information disclosures provided in the following tables, as these entities were not consolidated by UBS AG, as UBS AG did not absorb any variability from the performance of these entities.

Joint liability of UBS Switzerland AG

In 2015, the Personal & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for contractual obligations of UBS AG existing on the asset transfer date, including the existing guarantee of aforementioned PaineWebber and other securities. To reflect this joint liability, UBS Switzerland AG is presented in a separate column as a subsidiary co-guarantor.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 17   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
For the six months ended 30 June 2017
Operating income
Interest income	4,232	1,997	1,272	749	(1,268)	6,982
Interest expense	(3,594)	(311)	(569)	(625)	1,208	(3,890)
Net interest income	638	1,687	703	124	(60)	3,092
Credit loss (expense) / recovery	(23)	(21)	(2)	0	0	(46)
Net interest income after credit loss expense	615	1,665	701	124	(60)	3,046
Net fee and commission income	856	1,979	4,137	1,715	(20)	8,667
Net trading income	2,163	468	286	184	(200)	2,900
Other income	2,695	116	207	1,513	(4,186)	345
Total operating income	6,329	4,228	5,331	3,536	(4,466)	14,958
Operating expenses
Personnel expenses	2,418	1,046	3,172	1,018	0	7,654
General and administrative expenses	2,229	1,591	1,451	1,392	(2,952)	3,712
Depreciation and impairment of property, equipment and software	348	5	83	37	0	473
Amortization and impairment of intangible assets	6	0	26	5	0	37
Total operating expenses	5,001	2,643	4,731	2,453	(2,952)	11,876
Operating profit / (loss) before tax	1,327	1,586	600	1,083	(1,514)	3,082
Tax expense / (benefit)	45	319	9	309	0	681
Net profit / (loss)	1,283	1,267	591	774	(1,514)	2,401
Net profit / (loss) attributable to preferred noteholders	46	0	0	0	0	46
Net profit / (loss) attributable to non-controlling interests	0	0	0	1	0	1
Net profit / (loss) attributable to shareholders	1,237	1,267	591	773	(1,514)	2,354

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS-standalone information. Refer to the "UBS AG standalone financial information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to "Holding company and significant regulated subsidiaries and sub-groups" at www.ubs.com/investors for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Note 17   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
For the six months ended 30 June 2017

Comprehensive income attributable to shareholders
Net profit / (loss)	1,237	1,267	591	773	(1,514)	2,354

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	(198)	0	(1,011)	(339)	212	(1,337)
Financial assets available for sale, net of tax	(21)	(1)	21	(2)	(68)	(72)
Cash flow hedges, net of tax	(134)	(99)	0	0	1	(233)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(354)	(100)	(990)	(342)	144	(1,641)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	120	(16)	31	13	18	166
Own credit on financial liabilities designated at fair value, net of tax	(254)	0	0	0	0	(254)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(133)	(16)	31	13	18	(87)

Total other comprehensive income	(487)	(115)	(960)	(329)	162	(1,729)

Total comprehensive income attributable to shareholders	749	1,151	(369)	444	(1,352)	625

Total comprehensive income attributable to preferred noteholders	60	0	0	0	0	60
Total comprehensive income attributable to non-controlling interests	0	0	0	1	0	1
Total comprehensive income	810	1,151	(369)	445	(1,352)	686

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS-standalone information. Refer to the "UBS AG standalone financial information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to "Holding company and significant regulated subsidiaries and sub-groups" at www.ubs.com/investors for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.   2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 17   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
As of 30 June 2017
Assets
Cash and balances with central banks	40,187	44,036	2,801	13,046	0	100,071
Due from banks	34,818	4,760	4,023	50,378	(79,589)	14,390
Cash collateral on securities borrowed	8,976	14,406	12,239	5,795	(26,336)	15,081
Reverse repurchase agreements	52,229	20,013	22,984	19,760	(39,662)	75,324
Trading portfolio assets	82,089	1,600	6,210	24,503	(6,664)	107,738
of which: assets pledged as collateral which may be sold or repledged by counterparties	47,502	0	2,360	6,681	(23,864)	32,679
Positive replacement values	119,834	4,963	8,555	23,682	(35,124)	121,910
Cash collateral receivables on derivative instruments	19,810	916	2,354	9,394	(9,787)	22,687
Loans	103,347	184,141	48,822	24,627	(50,571)	310,366
Financial assets designated at fair value	30,648	12,257	2,962	8,852	(3,283)	51,436
Financial assets available for sale	5,779	1,304	6,935	4,717	(4,621)	14,114
Financial assets held to maturity	778	7,933	0	0	0	8,710
Investments in subsidiaries and associates	49,918	22	1	34	(49,004)	972
Property, equipment and software	6,217	40	953	507	0	7,716
Goodwill and intangible assets	286	0	4,818	1,155	(33)	6,226
Deferred tax assets	1,728	516	8,614	1,445	0	12,303
Other assets	13,738	1,251	8,224	2,527	(3,023)	22,717
Total assets	570,382	298,160	140,495	190,422	(307,695)	891,763
Liabilities
Due to banks	28,810	16,729	4,541	37,259	(75,741)	11,598
Cash collateral on securities lent	22,542	1,722	2,828	1,781	(26,336)	2,538
Repurchase agreements	23,251	5,644	11,104	10,949	(39,662)	11,286
Trading portfolio liabilities	16,676	232	4,160	10,509	(6,257)	25,321
Negative replacement values	116,344	4,678	8,677	24,452	(35,124)	119,027
Cash collateral payables on derivative instruments	27,913	327	2,195	10,871	(9,787)	31,520
Due to customers	113,696	246,050	76,564	60,711	(58,712)	438,309
Financial liabilities designated at fair value	53,795	0	0	3,943	(3,523)	54,215
Debt issued	82,354	8,404	61	286	(347)	90,757
Provisions	1,113	168	1,607	279	0	3,167
Other liabilities	28,766	2,033	10,405	13,458	(3,066)	51,596
Total liabilities	515,259	285,988	122,144	174,499	(258,555)	839,335
Equity attributable to shareholders	54,466	12,171	18,352	15,887	(49,141)	51,735
Equity attributable to preferred noteholders	657	0	0	0	0	657
Equity attributable to non-controlling interests	0	0	0	37	0	37
Total equity	55,123	12,171	18,352	15,923	(49,141)	52,428
Total liabilities and equity	570,382	298,160	140,495	190,422	(307,695)	891,763

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS-standalone information. Refer to the "UBS AG standalone financial information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to "Holding company and significant regulated subsidiaries and sub-groups" at www.ubs.com/investors for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Note 17   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG¹	UBS Switzerland AG¹	UBS Americas Inc.¹	Other subsidiaries¹	UBS AG (consolidated)
For the six months ended 30 June 2017
Net cash flow from / (used in) operating activities	(19,178)	(1,291)	(4,854)	1,854	(23,469)
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	0	(5)	0	(5)
Disposal of subsidiaries, associates and intangible assets²	95	0	0	0	95
Purchase of property, equipment and software	(466)	(25)	(155)	(41)	(688)
Disposal of property, equipment and software	0	0	22	0	23
Purchase of financial assets available for sale	(180)	0	(1,807)	(2,743)	(4,729)
Disposal and redemption of financial assets available for sale	2,607	753	1,164	1,625	6,150
Net (purchase) / redemption of financial assets held to maturity	(288)	456	0	0	168
Net cash flow from / (used in) investing activities	1,768	1,184	(780)	(1,158)	1,014
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	18,832	9	0	(103)	18,738
Distributions paid on UBS shares	(2,250)	0	0	0	(2,250)
Issuance of long-term debt, including financial liabilities designated at fair value	24,112	573	0	145	24,829
Repayment of long-term debt, including financial liabilities designated at fair value	(22,685)	(506)	(76)	(140)	(23,407)
Dividends paid and repayments of preferred notes	(46)	0	0	0	(46)
Net changes of non-controlling interests	0	0	0	(5)	(5)
Net activity in investments in subsidiaries	663	(191)	296	(768)	0
Net cash flow from / (used in) financing activities	18,626	(115)	221	(871)	17,861

Total cash flow
Cash and cash equivalents at the beginning of the period	44,269	46,629	11,892	18,317	121,107
Net cash flow from / (used in) operating, investing and financing activities	1,217	(223)	(5,414)	(174)	(4,594)
Effects of exchange rate differences on cash and cash equivalents	(1,076)	(14)	(513)	100	(1,502)
Cash and cash equivalents at the end of the period³	44,410	46,392	5,965	18,243	115,010
of which: cash and balances with central banks	40,122	44,036	2,801	13,046	100,006
of which: due from banks	2,613	2,350	3,101	4,583	12,646
of which: money market paper⁴	1,674	6	63	614	2,358

1 Cash flows generally represent a third-party view from a UBS AG consolidated perspective.    2 Includes dividends received from associates.    3 Comprises balances with an original maturity of three months or less. CHF 2,576 million of cash and cash equivalents were restricted.    4 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 17   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	UBS Preferred Funding Trust IV & V	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
For the six months ended 30 June 2016
Operating income
Interest income	4,258	2,069	1,005	25	542	(946)	6,953
Interest expense	(3,708)	(325)	(515)		(453)	913	(4,088)
Net interest income	550	1,745	490	25	89	(33)	2,866
Credit loss (expense) / recovery	(6)	4	(4)		(3)	0	(9)
Net interest income after credit loss expense	544	1,749	487	25	86	(33)	2,857
Net fee and commission income	699	1,907	3,910		1,712	(21)	8,208
Net trading income	2,444	356	201		181	(280)	2,902
Other income	3,583	243	270		106	(3,914)	288
Total operating income	7,270	4,255	4,868	25	2,085	(4,248)	14,254
Operating expenses
Personnel expenses	2,910	1,036	3,127		778	0	7,852
General and administrative expenses	2,484	1,724	1,369		1,189	(3,327)	3,438
Depreciation and impairment of property, equipment and software	348	6	86		42	0	481
Amortization and impairment of intangible assets	11	0	32		4	0	47
Total operating expenses	5,753	2,765	4,614		2,013	(3,327)	11,818
Operating profit / (loss) before tax	1,517	1,489	254	25	72	(921)	2,436
Tax expense / (benefit)	116	315	20		187	(4)	634
Net profit / (loss)	1,401	1,174	234	25	(116)	(916)	1,802
Net profit / (loss) attributable to preferred noteholders	78	0	0	31	0	(31)	78
Net profit / (loss) attributable to non-controlling interests	0	0	0		1	0	1
Net profit / (loss) attributable to shareholders	1,323	1,174	234	(6)	(117)	(886)	1,723

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS-standalone information. Refer to the "UBS AG standalone financial information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to "Holding company and significant regulated subsidiaries and sub-groups" at www.ubs.com/investors for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Note 17   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	UBS Preferred Funding Trust IV & V	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
For the six months ended 30 June 2016

Comprehensive income attributable to shareholders
Net profit / (loss)	1,323	1,174	234	(6)	(117)	(886)	1,723

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	141	0	(380)		(597)	345	(491)
Financial assets available for sale, net of tax	(109)	(21)	66		(21)	178	93
Cash flow hedges, net of tax	342	333	0		0	18	694
Total other comprehensive income that may be reclassified to the income statement, net of tax	374	312	(314)	0	(618)	542	296

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	(227)	10	(99)		(55)	(10)	(381)
Own credit on financial liabilities designated at fair value, net of tax	(105)						(105)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(332)	10	(99)	0	(55)	(10)	(486)

Total other comprehensive income	42	322	(413)	0	(673)	531	(190)
Total comprehensive income attributable to shareholders	1,365	1,496	(179)	(6)	(790)	(355)	1,533

Total comprehensive income attributable to preferred noteholders	357	0	0	0	0	0	357
Total comprehensive income attributable to non-controlling interests	0	0	0	0	1	0	1
Total comprehensive income attributable to UBS Preferred Funding Trust IV & V	0	0	0	313	0	(313)	0
Total comprehensive income	1,722	1,496	(179)	307	(790)	(668)	1,890

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS-standalone information. Refer to the "UBS AG standalone financial information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to "Holding company and significant regulated subsidiaries and sub-groups" at www.ubs.com/investors for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.   2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 17   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
As of 31 December 2016
Assets
Cash and balances with central banks	40,538	44,528	8,925	13,775	0	107,767
Due from banks	30,008	3,886	3,759	33,420	(57,948)	13,125
Cash collateral on securities borrowed	6,561	6,657	13,173	5,004	(16,284)	15,111
Reverse repurchase agreements	52,782	19,273	14,406	7,507	(27,722)	66,246
Trading portfolio assets	74,172	1,673	4,702	22,729	(6,615)	96,661
of which: assets pledged as collateral which may be sold or repledged by counterparties	39,596	0	1,960	5,850	(17,145)	30,260
Positive replacement values	156,375	5,458	9,496	27,231	(40,149)	158,411
Cash collateral receivables on derivative instruments	22,117	913	2,701	12,068	(11,135)	26,664
Loans	94,506	184,241	50,150	41,199	(63,091)	307,004
Financial assets designated at fair value	35,498	16,416	5,371	11,589	(3,849)	65,024
Financial assets available for sale	8,104	2,046	6,593	3,469	(4,536)	15,676
Financial assets held to maturity	527	8,762	0	0	0	9,289
Investments in subsidiaries and associates	49,904	22	1	27	(48,991)	963
Property, equipment and software	6,961	19	1,075	241	0	8,297
Goodwill and intangible assets	297	0	5,130	1,161	(32)	6,556
Deferred tax assets	1,801	601	9,148	1,595	0	13,144
Other assets	10,645	1,526	9,071	7,241	(3,071)	25,412
Total assets	590,796	296,022	143,702	188,257	(283,424)	935,353
Liabilities
Due to banks	27,992	13,204	5,288	32,733	(68,572)	10,645
Cash collateral on securities lent	13,193	1,518	2,549	1,841	(16,284)	2,818
Repurchase agreements	16,944	5,385	2,710	9,295	(27,722)	6,612
Trading portfolio liabilities	15,535	154	3,643	9,780	(6,287)	22,825
Negative replacement values	151,274	4,982	9,491	28,213	(40,149)	153,810
Cash collateral payables on derivative instruments	31,585	109	2,409	12,504	(11,135)	35,472
Due to customers	118,934	248,731	85,702	53,474	(56,641)	450,199
Financial liabilities designated at fair value	54,504	0	1	4,559	(4,047)	55,017
Debt issued	70,558	8,330	145	401	(437)	78,998
Provisions	1,483	186	2,168	312	21	4,169
Other liabilities	31,879	2,212	11,100	18,352	(3,099)	60,443
Total liabilities	533,881	284,811	125,206	171,464	(234,353)	881,009
Equity attributable to shareholders	56,273	11,211	18,496	16,754	(49,072)	53,662
Equity attributable to preferred noteholders	642	0	0	0	0	642
Equity attributable to non-controlling interests	0	0	0	40	0	40
Total equity	56,915	11,211	18,496	16,793	(49,072)	54,343
Total liabilities and equity	590,796	296,022	143,702	188,257	(283,424)	935,353

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS-standalone information. Refer to the "UBS AG standalone financial information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to "Holding company and significant regulated subsidiaries and sub-groups" at www.ubs.com/investors for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.   2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Note 17   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG¹	UBS Switzerland AG¹	UBS Americas Inc.¹	Other subsidiaries¹	UBS AG (consolidated)
For the six months ended 30 June 2016
Net cash flow from / (used in) operating activities	(38,125)	(5,369)	2,215	1,743	(39,536)
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	0	0	(23)	(23)
Disposal of subsidiaries, associates and intangible assets²	71	0	0	0	72
Purchase of property, equipment and software	(742)	(11)	(145)	(35)	(934)
Disposal of property, equipment and software	173	0	3	17	193
Purchase of financial assets available for sale	(4,059)	(522)	(1,200)	(1,582)	(7,363)
Disposal and redemption of financial assets available for sale	25,740	19,134	715	5,523	51,112
Net (purchase) / redemption of financial assets held to maturity	0	(4,878)	0	0	(4,878)
Net cash flow from / (used in) investing activities	21,183	13,722	(627)	3,899	38,177
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	11,124	(9)	(1,319)	0	9,797
Distributions paid on UBS shares	(3,434)	0	0	0	(3,434)
Issuance of long-term debt, including financial liabilities designated at fair value	17,906	233	0	718	18,857
Repayment of long-term debt, including financial liabilities designated at fair value	(15,796)	(354)	(7)	(1,208)	(17,365)
Dividends paid and repayments of preferred notes	(1,366)	0	0	0	(1,366)
Net changes of non-controlling interests	0	0	0	(5)	(5)
Net activity in investments in subsidiaries	(1,655)	0	0	1,655	0
Net cash flow from / (used in) financing activities	6,779	(129)	(1,326)	1,160	6,484

Total cash flow
Cash and cash equivalents at the beginning of the period	47,902	40,246	7,084	7,731	102,962
Net cash flow from / (used in) operating, investing and financing activities	(10,163)	8,224	262	6,802	5,125
Effects of exchange rate differences on cash and cash equivalents	(726)	(53)	(351)	(163)	(1,293)
Cash and cash equivalents at the end of the period³	37,014	48,416	6,995	14,370	106,795
of which: cash and balances with central banks	34,150	46,418	4,093	9,519	94,181
of which: due from banks	2,291	1,795	2,793	4,734	11,613
of which: money market paper⁴	572	203	108	117	1,001

1 Cash flows generally represent a third-party view from a UBS AG consolidated perspective. As a consequence, the non-consolidated UBS Preferred Funding Trusts IV and V are not presented in this table. During the six months ended 30 June 2016, these trusts redeemed all of the preferred notes issued by them entailing cash outflows of CHF 1,317 million for principal and dividend amounts paid to preferred note holders and equivalent cash inflows from onward lending activities to UBS AG.    2 Includes dividends received from associates.    3 Comprises balances with an original maturity of three months or less. CHF 3,631 million of cash and cash equivalents were restricted.    4 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.

UBS AG standalone financial information

Unaudited

Table of contents

UBS AG standalone financial information
65	Income statement
66	Balance sheet
67	Basis of accounting
67	Transfer of shared services functions to UBS Business Solutions AG
67	Joint and several liability

UBS AG standalone financial information

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17¹	30.6.16¹	1Q17	2Q16	30.6.17¹	30.6.16¹
Interest and discount income	1,329	1,255	1,377	6	(3)	2,585	2,781
Interest and dividend income from trading portfolio	639	520	637	23	0	1,159	1,211
Interest and dividend income from financial investments	55	51	46	8	20	106	84
Interest expense	(1,860)	(1,369)	(2,085)	36	(11)	(3,230)	(3,570)
Gross interest income	163	456	(26)	(64)		620	506
Credit loss (expense) / recovery	(17)	(6)	8	183		(23)	(14)
Net interest income	147	450	(18)	(67)		597	492
Fee and commission income from securities and investment business and other fee and commission income	614	595	480	3	28	1,209	1,021
Credit-related fees and commissions	51	58	60	(12)	(15)	109	110
Fee and commission expense	(226)	(207)	(212)	9	7	(433)	(410)
Net fee and commission income	439	446	328	(2)	34	885	721
Net trading income	1,171	765	1,584	53	(26)	1,937	2,584
Net income from disposal of financial investments	25	7	44	257	(43)	31	96
Dividend income from investments in subsidiaries and other participations	707	58	408		73	764	445
Income from real estate holdings	152	120	162	27	(6)	273	282
Sundry ordinary income	631	1,020	1,311	(38)	(52)	1,651	2,665
Sundry ordinary expenses	(93)	(87)	(107)	7	(13)	(180)	(201)
Other income from ordinary activities	1,422	1,117	1,820	27	(22)	2,539	3,286
Total operating income	3,179	2,779	3,714	14	(14)	5,958	7,082
Personnel expenses	909	1,387	1,629	(34)	(44)	2,296	3,182
General and administrative expenses	1,102	1,095	1,342	1	(18)	2,197	2,636
Subtotal operating expenses	2,012	2,482	2,971	(19)	(32)	4,493	5,818
Impairment of investments in subsidiaries and other participations	84	22	210	282	(60)	106	583
Depreciation and impairment of property, equipment and software	156	193	171	(19)	(9)	348	349
Amortization and impairment of goodwill and other intangible assets	1	5	6	(80)	(83)	6	11
Changes in provisions and other allowances and losses	5	7	26	(29)	(81)	12	23
Total operating expenses	2,257	2,708	3,383	(17)	(33)	4,965	6,784
Operating profit	922	71	331		179	992	298
Extraordinary income	183	137	1,197	34	(85)	321	1,262
of which: reversal of impairments of investments in subsidiaries and other participations	14	137	1,075	(90)	(99)	151	1,140
Extraordinary expenses	0	1	1	(100)	(100)	2	2
Tax expense / (benefit)	45	39	37	15	22	84	85
Net profit / (loss) for the period	1,060	168	1,491	531	(29)	1,228	1,473

1 Comparative amounts presented for the quarters ended 31 March 2017 and 30 June 2016 include the results of shared services functions in Switzerland, which were transferred from UBS AG to UBS Business Solutions AG, effective 1 April 2017. Year-to-date amounts presented also include the results of shared services functions in Switzerland until 1 April 2017. Refer to “Transfer of shared services functions to UBS Business Solutions AG” for more information.

UBS AG standalone financial information

Balance sheet
				% change from
CHF million	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16

Assets
Cash and balances with central banks	40,229	38,998	40,778	3	(1)
Due from banks	45,121	48,060	40,700	(6)	11
Receivables from securities financing transactions	62,018	68,310	59,778	(9)	4
of which: cash collateral on securities borrowed	8,976	10,242	6,561	(12)	37
of which: reverse repurchase agreements	53,042	58,068	53,217	(9)	0
Due from customers	117,447	107,208	103,880	10	13
Mortgage loans	4,541	4,446	4,312	2	5
Trading portfolio assets	82,192	82,979	74,282	(1)	11
Positive replacement values	15,979	15,402	20,951	4	(24)
Financial investments	26,703	26,189	34,669	2	(23)
Accrued income and prepaid expenses	1,317	2,021	1,595	(35)	(17)
Investments in subsidiaries and other participations	48,263	48,418	48,262	0	0
Property, equipment and software	6,217	6,994	6,961	(11)	(11)
Goodwill and other intangible assets	7	8	13	(13)	(46)
Other assets	3,555	3,222	3,295	10	8
Total assets	453,591	452,257	439,476	0	3
of which: subordinated assets	6,883	6,604	6,851	4	0
of which: subject to mandatory conversion and / or debt waiver	4,520	4,540	4,521	0	0

Liabilities
Due to banks	32,969	31,593	32,781	4	1
Payables from securities financing transactions	46,362	37,332	30,275	24	53
of which: cash collateral on securities lent	22,542	16,814	13,193	34	71
of which: repurchase agreements	23,820	20,518	17,082	16	39
Due to customers	145,501	157,555	152,690	(8)	(5)
Trading portfolio liabilities	16,675	19,657	15,535	(15)	7
Negative replacement values	20,287	19,250	23,896	5	(15)
Financial liabilities designated at fair value	50,929	53,518	51,806	(5)	(2)
Bonds issued	82,973	75,899	71,215	9	17
Accrued expenses and deferred income	2,668	3,645	4,125	(27)	(35)
Other liabilities	3,821	3,136	4,113	22	(7)
Provisions	1,139	1,215	1,501	(6)	(24)
Total liabilities	403,325	402,800	387,937	0	4

Equity
Share capital	386	386	386	0	0
General reserve	35,649	35,899	38,149	(1)	(7)
of which: statutory capital reserve	35,649	35,899	38,149	(1)	(7)
of which: capital contribution reserve¹	35,649	35,899	38,149	(1)	(7)
Voluntary earnings reserve¹	13,004	13,004	9,760	0	33
Net profit / (loss) for the period	1,228	168	3,244	631	(62)
Total equity	50,266	49,456	51,539	2	(2)
Total liabilities and equity	453,591	452,257	439,476	0	3
of which: subordinated liabilities	14,533	15,119	17,692	(4)	(18)
of which: subject to mandatory conversion and / or debt waiver	12,967	13,306	15,877	(3)	(18)

1 During the first quarter of 2017, the 2016 net profit of CHF 3,244 million was appropriated to the voluntary earnings reserve and a payment of a cash dividend of CHF 2,250 million was made out of the capital contribution reserve within the general reserve to UBS Group AG, as approved at the Annual General Meeting of shareholders held on 2 March 2017.

Basis of accounting

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 to the consolidated financial statements of UBS AG in the Annual Report 2016. Major differences between the Swiss GAAP requirements and IFRS are described in Note 36 to the consolidated financial statements of UBS AG in the Annual Report 2016. Further information on the accounting policies applied for the standalone financial statements of UBS AG is provided in Note 2 to the UBS AG standalone financial statements as of 31 December 2016.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual standalone financial statements as of 31 December 2016. This interim financial information is unaudited and should be read in conjunction with the audited standalone financial statements of UBS AG included as of 31 December 2016.

Transfer of shared services functions to UBS Business Solutions AG

In the second quarter of 2017, UBS transferred shared services functions in Switzerland from UBS AG to UBS Business Solutions AG, UBS's Group service company and a wholly owned subsidiary of UBS Group AG. The transfer was recorded retrospectively as of 1 April 2017 and resulted in the derecognition of CHF 649 million of assets and CHF 259 million of liabilities, the granting of a loan of CHF 140 million and a reduction in the capital contribution reserve of CHF 250 million.

Following the transfer, UBS Business Solutions AG charges other legal entities within the Group for services provided, including a markup on costs incurred. In the second quarter of 2017, this resulted in a decrease in UBS AG standalone net profit recognized under Swiss GAAP of approximately CHF 40 million.

→   Refer to the “Recent developments” section of the
UBS Group second quarter 2017 report for
more information

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 June 2017, the joint liability amounted to approximately CHF 0.5 billion.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purposes of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, and leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS AG is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS AG’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS AG’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS AG, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xii) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS AG’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS AG’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG and UBS AG’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio Ermotti________________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  August 3, 2017